Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

WEB.COM GROUP, INC.,
a Delaware corporation,
BARTON CREEK WEB.COM, LLC,
a Delaware limited liability company,
YODLE, INC.
a Delaware corporation
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
a Colorado limited liability company
___________________________
Dated as of February 11, 2016
___________________________

Page

SECTION 1.	DESCRIPTION OF TRANSACTION 1

1.1	Merger of Merger Sub into the Company 1

1.2	Effects of the Merger 1

1.3	Closing 1

1.4	Effective Time 2

1.5	Certificate of Incorporation and Bylaws; Directors and Officers 2

1.6	Merger Consideration 2

1.7	Merger Consideration Price Adjustment 3

1.8	Calculation and Payment of the Merger Consideration 5

1.9	Effect on Capital Stock 7

1.10	Effect on Options and Warrants 8

1.11	Exchange of Company Stock 9

1.12	Closing of the Company’s Transfer Books 11

1.13	Dissenting Shares 11

1.14	Further Action 11

1.15	Withholding Rights 11

1.16	Parent’s Obligations 12

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY 12

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(continued)
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2.1	Existence and Power 12

2.2	Corporate Authorization 13

2.3	Subsidiaries 13

2.4	Capitalization 14

2.5	Governmental Authorization 15

2.6	Non-Contravention 15

2.7	Financial Statements 15

2.8	Liabilities 16

2.9	Absence of Certain Changes 16

2.10	Properties 17

2.11	Taxes 18

2.12	Litigation 20

2.13	Material Contracts 21

2.14	Intellectual Property 22

2.15	Insurance Coverage 27

2.16	Compliance with Legal Requirements 27

2.17	Employee Benefit Plans 28

2.18	Employment Practices 29

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(continued)
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2.19	Government Programs 30

2.20	Interested Party Transactions 30

2.21	Environmental Matters 31

2.22	Bank Accounts 31

2.23	Finders’ Fees 31

2.24	Anti-Corruption Compliance 31

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB 32

3.1	Due Organization 32

3.2	Authority; Binding Nature of Agreement 32

3.3	Governmental Authorization 32

3.4	Non-Contravention 32

3.5	Financing 32

SECTION 4.	PRE-CLOSING COVENANTS 33

4.1	Access and Investigation 33

4.2	Operation of Business of Company Prior to Closing 33

4.3	No Negotiation 35

4.4	Efforts to Consummate 35

4.5	Company Stockholder Approval 35

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(continued)
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4.6	Execution of Additional Documents 36

4.7	Publicity 36

4.8	HSR Act Filing and Compliance with Antitrust Laws 36

SECTION 5.	ADDITIONAL AGREEMENTS 38

5.1	Updates to Disclosure Schedules 38

5.2	Financing 38

5.3	Cooperation with Financing 39

5.4	Tax Matters 39

5.5	No Additional Warranties or Representations 41

SECTION 6.	POST-CLOSING COVENANTS 42

6.1	Preservation of Records 42

6.2	Cooperation 42

6.3	D&O Indemnification 42

6.4	Employee Matters 42

6.5	D&O Liability Insurance 44

SECTION 7.	CONDITIONS PRECEDENT 44

7.1	Conditions Precedent to the Obligations of Each Party to Effect the Merger 44

7.2	Conditions Precedent to Obligations of Parent and Merger Sub 45

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(continued)
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7.3	Conditions Precedent to Obligations of the Company 46

SECTION 8.	INDEMNIFICATION 46

8.1	Indemnification by the Stockholders 46

8.2	Survival and Time Limitations 47

8.3	Limitations on Indemnification 47

8.4	Sole and Exclusive Remedy 48

8.5	Indemnification; Claims Process 48

8.6	Escrow Agreement 49

SECTION 9.	TERMINATION 49

9.1	Termination Events 49

9.2	Termination Procedures 50

9.3	Effect of Termination 50

SECTION 10.	MISCELLANEOUS PROVISIONS 50

10.1	Amendment 50

10.2	Extension; Waiver 50

10.3	Fees and Expenses 51

10.4	Attorney-Client Privilege; Continued Representation 51

10.5	Notices 52

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(continued)
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10.6	Time of the Essence 52

10.7	Headings 52

10.8	Counterparts 53

10.9	Governing Law 53

10.10	Successors and Assigns 53

10.11	Remedies Cumulative; Specific Performance 53

10.12	Severability 53

10.13	Parties in Interest 53

10.14	Construction 54

10.15	Entire Agreement 55

10.16	Stockholders’ Representative 55

vi

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 11, 2016, by and among: (a) WEB.COM GROUP, INC., a Delaware corporation (“Parent”); (b) BARTON CREEK WEB.COM, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”); (c) YODLE, INC., a Delaware corporation (the “Company”); and (d) SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company solely in its capacity as the Stockholders’ Representative. Certain other capitalized terms used in this Agreement are defined in Exhibit .
RECITALS
A.    Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company for cash in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein.
B.    The Boards of Directors of the Company, Parent and Merger Sub have each (i) determined that the Merger (as defined below) is advisable and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein.
C.    The Boards of Directors of the Company and Merger Sub are each recommending to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger.
D.    The Company expects that within three (3) business days of the execution of this Agreement, the Requisite Stockholder Vote (as defined below) evidenced by an executed consent will be obtained adopting and approving this Agreement.
AGREEMENT
The parties to this Agreement agree as follows:

Section 1.	DESCRIPTION OF TRANSACTION
1.1    Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”) in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3    Closing. The consummation of the Transactions (the “Closing”) shall take place at the offices of Cooley LLP, 1114 Avenue of the Americas, New York, New York 10036, at 10:00 a.m. local time on a date to be mutually agreed upon by Parent and the Company, which date shall be no later than the second (2nd) business day after all of the conditions set forth in Section 7 of this Agreement have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”
1.4    Effective Time. At the Closing, the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit B hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).
1.5    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:
(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to substantially conform to Exhibit C;
(b)    the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to substantially conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time and as set forth on Exhibit D; and
(c)    the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals identified on Exhibit E.
1.6    Merger Consideration.
(a)    Certain Definitions. Definitions used in this Agreement can be found on Exhibit A which is incorporated herein by this reference.
(b)    Calculation of the Merger Consideration. The “Merger Consideration” shall equal an aggregate amount in cash determined as follows:
(i)    $342,000,000;
(ii)    plus, on a dollar-for-dollar basis, the amount of any Cash of the Company immediately prior to the Effective Time;

(iii)    minus, on a dollar-for-dollar basis, the amount of the Company Transaction Expenses to the extent not paid prior to the Closing; and

(iv)    minus, on a dollar-for-dollar basis, the amount of the Company Debt;
(v)    minus, on a dollar-for-dollar basis, the amount of payments to be made pursuant to the Company’s 2015 bonus plan and the amount of payments payable under the Retention Bonus Agreements, in each case if such payments have not been made prior to the Closing; and
(vi)    plus or minus, the Closing Adjustment determined in accordance with Section 1.7(a) below.
The Merger Consideration shall be adjusted pursuant to Sections 1.7 and 8, if necessary.
1.7    Merger Consideration Price Adjustment.
(a)    Closing Adjustment.
(vii)    At least five (5) business days before the Closing, the Company shall prepare and deliver to Parent a statement setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Estimated Closing Working Capital (the “Estimated Closing Working Capital Statement”), and a certificate of the Chief Financial Officer of the Company that the Estimated Closing Working Capital Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such Estimated Closing Working Capital Statement was being prepared and audited as of a fiscal year end.
(viii)    The “Closing Adjustment” shall be an amount equal to the Estimated Closing Working Capital plus $35,200,000. If the Closing Adjustment is a positive number, the Merger Consideration shall be increased by the amount of the Closing Adjustment pursuant to Section 1.6(b)(vi). If the Closing Adjustment is a negative number, the Merger Consideration shall be reduced by the amount of the Closing Adjustment pursuant to Section 1.6(b)(vi).
(b)    Post-Closing Adjustment.
(i)    Within 90 days after the Closing Date, Parent shall prepare and deliver to the Stockholder’s Representative a statement setting forth its calculation of Closing Working Capital, which statement shall contain an audited balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Closing Working Capital (the “Closing Working Capital Statement”) and a certificate of the Chief Financial Officer of Parent that the Closing Working Capital Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such Closing Working Capital Statement was being prepared and audited as of a fiscal year end.
(ii)    The post-closing adjustment shall be an amount equal to the Closing Working Capital minus the Estimated Closing Working Capital (the “Post-Closing Adjustment”). If the Post-Closing Adjustment is a positive number, the Merger Consideration shall be increased by an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, the Merger Consideration shall be decreased by an amount equal to the Post-Closing Adjustment.
(c)    Examination and Review.
(i)    Examination. After receipt of the Closing Working Capital Statement, the Stockholders’ Representative shall have 30 days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, the Stockholders’ Representative and the Stockholders’ Representative’s Accountants shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Parent and/or Parent’s Accountants to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in Parent’s possession) relating to the Closing Working Capital Statement as the Stockholders’ Representative may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of Parent or the Company.
(ii)    Objection. On or prior to the last day of the Review Period, the Stockholders’ Representative may object to the Closing Working Capital Statement by delivering to Parent a written statement setting forth the Stockholders’ Representative’s objections in reasonable detail, indicating each disputed item or amount and the basis for the Stockholders’ Representative’s disagreement therewith (the “Statement of Objections”). If the Stockholders’ Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by the Stockholders’ Representative. If the Stockholders’ Representative delivers the Statement of Objections before the expiration of the Review Period, Parent and the Stockholders’ Representative shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Parent and the Stockholders’ Representative, shall be final and binding.
(iii)    Resolution of Disputes. If the Stockholders’ Representative and Parent fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the office of Grant Thornton LLP, or, if Grant Thornton LLP is unable to serve, Parent and the Stockholders’ Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than the Stockholders’ Representative’s Accountants or Parent’s Accountants (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.
(iv)    Fees of the Independent Accountants. The fees and expenses of the Independent Accountant shall be paid by reduction of the Merger Consideration (through a reduction to the Second Anniversary Merger Consideration), on the one hand, and by Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Stockholders’ Representative or Parent, respectively, bears to the aggregate amount actually contested by the Stockholders’ Representative and Parent.
(v)    Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.
(d)    Adjustments for Tax Purposes. Any payments made pursuant to Section 1.7 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by Law.
1.8    Calculation and Payment of the Merger Consideration.
(a)    Calculation and Determination of the Merger Consideration.
(iii)    Not less than five (5) business days prior to the Closing Date, the Company shall cause to be prepared and delivered to Parent (I) the Estimated Closing Working Capital Statement as set forth in Section 1.7(a), (2) a reasonably detailed statement containing the Company’s good faith calculation of the Merger Consideration (the “Closing Statement”) based on the Estimated Closing Working Capital Statement and (3) the Payout Spreadsheet based on the calculation of the Merger Consideration set forth on the Closing Statement.
(iv)    During such five (5) business day period prior to the Closing (the “Confirmation Period”), in addition to the access rights provided by Section 4.1 hereof, the Company shall (I) afford Parent through its officers, employees and representatives (including its legal advisors and accountants) access to the Company’s books and records as and to the extent reasonably necessary for Parent to confirm the Company’s calculation of the Merger Consideration, (I) make available to Parent the Company’s employees who were materially involved in the preparation of the Closing Statement, and (I) provide Parent with any other documentation or information reasonably requested to confirm the Closing Statement.
(v)    During the Confirmation Period, the Company and Parent shall use commercially reasonable efforts to agree on a Closing Statement, which Closing Statement, as so agreed, shall be deemed to be the final “Closing Statement” and shall be conclusive and binding upon all parties and shall not be subject to dispute or review, other than with respect to the Post-Closing Adjustment, if any.
(b)    Payments at the Closing, First Anniversary of the Closing and the Second Anniversary of the Closing.
(vi)    At the Closing, Parent or the Surviving Corporation shall pay the Company Debt by wire transfer of immediately available funds to each of the applicable holders;
(vii)    At the Closing, Parent or the Surviving Corporation shall pay the Company Transaction Expenses by wire transfer of immediately available funds to each of the applicable service providers;
(viii)    At the Closing, Parent shall pay to the individuals and entities listed on Exhibit F (the “Closing Date Payees”), by wire transfer of immediately available funds, an amount equal to their applicable portion of the Closing Merger Consideration;
(ix)    At the Closing, Parent or the Surviving Corporation shall deliver to the Stockholders’ Representative, by wire transfer of immediately available funds, an amount equal to the Expense Fund;
(x)    Parent shall deliver to the Payments Administrator, by wire transfer of immediately available funds, an amount equal to the balance of the Closing Merger Consideration not paid by Parent pursuant to clauses (i) through (iv) above, which aggregate amount shall be paid out by the Payments Administrator to holders of Company Capital Stock in accordance with this Agreement;
(xi)    On or prior to the first anniversary of the Closing (the “First Anniversary Date”), Parent shall deliver to the Payments Administrator, by wire transfer of immediately available funds, an amount equal to the First Anniversary Merger Consideration, minus Active Indemnity Claim Amounts which have been placed into the Indemnity Claims Escrow and minus any Representative Losses payable to the Stockholders’ Representative pursuant to Section 10.16(b), which aggregate amount shall not be less than zero and shall be paid out by the Payments Administrator to holders of Company Capital Stock in accordance with this Agreement; and
(xii)    On or prior to the second anniversary of the Closing (the “Second Anniversary Date” and together with the First Anniversary Date, the “Anniversary Dates”), Parent shall deliver to the Payments Administrator, by wire transfer of immediately available funds, an amount equal to the Second Anniversary Merger Consideration minus Active Indemnity

Claim Amounts which have been placed into the Indemnity Claims Escrow and minus any Representative Losses payable to the Stockholders’ Representative pursuant to Section 10.16(b) (except to the extent previously deducted from the First Anniversary Merger Consideration), which aggregate amount shall not be less than zero and shall be paid out by the Payments Administrator to holders of Company Capital Stock in accordance with this Agreement.
(xiii)    If Parent fails to deliver all or any portion of the Anniversary Merger Consideration to the Payments Administrator on or prior to the applicable Anniversary Date, then, interest shall accrue on the portion of the Anniversary Merger Consideration which has not been delivered to the Payments Administrator (less any Active Indemnity Claim Amounts which have been placed into the Indemnity Claims Escrow) at the Specified Rate per annum, until such unpaid amount of the applicable Anniversary Merger Consideration (plus all accrued but unpaid interest thereon) is delivered to the Payments Administrator to be paid out by the Payments Administrator to holders of Company Capital Stock in accordance with this Agreement. Any interest that accrues on the Anniversary Merger Consideration pursuant to this Subsection 1.8(b)(viii) shall be payable by Parent (through delivery of such amounts to the Payments Administrator to be paid out to holders of Company Capital Stock in accordance with this Agreement) quarterly, on March 31, June 30, September 30, and December 31 of any given year.
1.9    Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:
(a)    Conversion of Merger Sub Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(b)    Conversion of Series E Preferred Stock. Each share of Company Series E Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into a right to receive an amount in cash equal to the Series E Preferred Per Share Liquidation Amount.
(c)    Conversion of Series F Preferred Stock. Each share of Company Series F Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into a right to receive an amount in cash equal to the Series F Preferred Per Share Liquidation Amount.
(d)    Conversion of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Common Stock. Each share of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock and Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into a right to receive an amount in cash equal to the Non-

Series E/F Closing Per Share Merger Consideration plus, when payable, the First Anniversary Per Share Merger Consideration plus, when payable, the Second Anniversary Per Share Merger Consideration.
(e)    Adjustments. In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, declares or pays any dividend on Company Capital Stock payable in Company Capital Stock or in any right to acquire Company Capital Stock, or effects a subdivision of the outstanding shares of Company Capital Stock into a greater number of shares of Company Capital Stock, or in the event the outstanding shares of Company Capital Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Company Capital Stock, then the amounts payable in respect of shares of Company Capital Stock pursuant to this Section 1.9 shall be appropriately adjusted.
(f)    Amendment to Company Certificate of Incorporation. Prior to the Closing the Company shall amend its Certificate of Incorporation, substantially in the form of Exhibit G hereto, to provide that the payments as described above shall not conflict with the provisions of the Company’s Certificate of Incorporation.
1.10    Effect on Options and Warrants.
(a)    Company Options.
(i)    Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Securityholder, (A) each Company Vested In-The-Money Option that is outstanding immediately prior to the Effective Time shall be cancelled without the payment of cash or issuance of other securities in respect thereof from the Merger Consideration, and (B) each Company Unvested Option that is held by a Non-Continuing Employee that is outstanding immediately prior to the Effective Time shall be cancelled without the payment of cash or issuance of other securities in respect thereof from the Merger Consideration. The cancellation of a Company Vested In-The-Money Option or Company Unvested Option as provided above shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Vested In-The-Money Option or Company Unvested Option. A Company Vested In-The-Money Option that is exercised with a Specified Loan shall not be deemed to have been canceled, but shall be deemed to have been exercised immediately prior to the Effective Time.
(ii)    At the Effective Time, each Company Out-Of-The-Money-Option and each Company Unvested Option, in each case that is outstanding and unexercised immediately prior to the Effective Time and that is held by a Continuing Employee shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume such Company Out-Of-The-Money-Option or Company Unvested Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Option Plan and the terms of the stock option agreement by which such Company Out-Of-The-Money-Option or Company Unvested Option is evidenced. All rights with respect to Company Common Stock under Company Out-Of-The-Money-Options and Company Unvested Option s assumed by Parent shall thereupon be converted into options to purchase Parent Common Stock. Accordingly, from and after the Effective Time:

(A) each Company Out-Of-The-Money-Option and Company Unvested Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Company Out-Of-The-Money-Option and Company Unvested Option assumed by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Out-Of-The-Money-Option or Company Unvested Option immediately prior to the Effective Time by the Option Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Out-Of-The-Money-Option or Company Unvested Option assumed by Parent shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Unvested Option, as in effect immediately prior to the Effective Time, by the Option Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) any restriction on the exercise of any Company Out-Of-The-Money-Option and Company Unvested Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Out-Of-The-Money-Option or Company Unvested Option shall remain unchanged.
(iii)    At the Effective Time, Parent shall assume the Company Option Plan. Parent shall be entitled to grant stock awards under the Company Option Plan, to the extent permissible under applicable Legal Requirements, using the share reserve of the Company Option Plan as of the Effective Time (including any shares returned to such share reserve as a result of the termination of Company Options that are assumed by Parent pursuant to this Section 1.10(a), except that: (a) stock covered by such awards shall be shares of Parent Common Stock; (b) all references in the Company Option Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Option Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (c) the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to the administration of the Company Option Plan.
(b)    Certain Actions With Respect to Options. Prior to the Closing Date, the board of directors of the Company (or the compensation committee of the Company, as applicable), shall take all actions as may be reasonably necessary or required in accordance with applicable Legal Requirements, the Company Option Plan or the award agreements applicable to such Company Options to effectuate all of the actions contemplated by this Section 1.10, including giving the required notice under the Company Option Plan.
(c)    Treatment of Company Warrants. At the Effective Time, each then-outstanding warrant to purchase capital stock of the Company (each a “Company Warrant”) shall be cancelled without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company Warrant as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Warrant. The Company shall take all actions as shall be necessary to obtain the consent of any holder of a Company Warrant to the treatment such Company Warrant to the extent such Company Warrant, absent such consent, is in conflict with this Section 1.10(c).
1.11    Exchange of Company Stock.
(a)    Prior to the Closing Date, Acquiom Clearinghouse LLC or, if such firm is unable or unwilling to serve in such capacity, another financial institution reasonably acceptable to the Company and Parent shall be appointed to act as Payments Administrator for the Merger (the “Payments Administrator”) pursuant to a Payments Administrator agreement (the “Payments Administrator Agreement”), providing for, among other things, the matters set forth in this Section 1.11. The fees and expenses of the Payments Administrator shall be paid by the Parent, and the amount and the fees of the Payments Administrator with respect to the distribution of the Closing Merger Consideration (but not the distribution of the Anniversary Merger Consideration), shall be deemed Company Transaction Expenses.
(b)    After the Closing, promptly following surrender to the Payments Administrator of a certificate representing share(s) of Company Capital Stock (each, a “Company Stock Certificate”), or if any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof (each, an “Affidavit”), together with a duly completed and executed letter of transmittal, substantially in the form of Exhibit H attached hereto (a “Letter of Transmittal”), the Payments Administrator will pay (or cause to be paid), in accordance with Section 1.9 and the Payout Spreadsheet, to the holder of such Company Stock Certificate or Affidavit the amount payable with respect to such share(s) of Company Capital Stock as provided in Section 1.9 and the Payout Spreadsheet, by wire transfer of immediately available funds to the account designated in the applicable Letter of Transmittal. On the First Anniversary Date, the Payments Administrator will pay (or cause to be paid), in accordance with Section 1.9, to the holder of such Company Stock Certificate or Affidavit the amount payable with respect to such share(s) of Company Capital Stock as provided in Section 1.9 with respect to the First Anniversary Merger Consideration (minus the Pro Rata Portion of any Active Indemnity Claim Amounts which have been placed into the Indemnity Claims Escrow and minus the Pro Rata Portion of any Representative Losses payable to the Stockholders’ Representative pursuant to Section 10.16), by wire transfer of immediately available funds to the account designated in the applicable Letter of Transmittal. On the Second Anniversary Date, the Payments Administrator will pay (or cause to be paid), in accordance with Section 1.9, to the holder of such Company Stock Certificate or Affidavit the amount payable with respect to such share(s) of Company Capital Stock as provided in Section 1.9 with respect to the Second Anniversary Merger Consideration (minus the Pro Rata Portion of any Active Indemnity Claim Amounts which have been placed into the Indemnity Claims Escrow and minus the Pro Rata Portion of any Representative Losses payable to the Stockholders’ Representative pursuant to Section 10.16), by wire transfer of immediately available funds to the account designated in the applicable Letter of Transmittal. At any time when the Payments Administrator receives payment of interest on Anniversary Merger Consideration, the Payments Administrator will pay (or cause to be paid) to the holders of such Company Stock Certificate or Affidavit the amount payable with respect thereto, by wire transfer of immediately available funds to the account designated in the applicable Letter of Transmittal. On or after the Effective Time, any shares of Company Capital Stock presented to the Surviving Corporation or Parent for any reason shall be promptly forwarded to the Payments Administrator and converted into the consideration payable in respect thereof pursuant to Section 1.9 without any interest thereon. None of Parent, the Surviving Corporation or their Affiliates shall be liable to any Securityholder for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar laws. Any amount remaining in the Payment Administrator’s possession that is unclaimed by Securityholders three (3) years after the Closing Date shall be returned to the Surviving Corporation for the benefit of the Securityholders entitled to such amounts, subject to applicable escheat laws.
1.12    Closing of the Company’s Transfer Books. At the Effective Time, holders of Company Stock Certificates that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company except as otherwise provided in this Agreement or by applicable Legal Requirements, and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of the Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.11.
1.13    Dissenting Shares.
(a)    Notwithstanding any other provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive a portion of the Merger Consideration. Such stockholders instead shall be entitled to receive payment from the Company of the appraised value of such shares of Company Capital Stock held by them in accordance with the provisions of Section 262 of the DGCL.
(b)    Notwithstanding the provisions of Section 1.13(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Company Capital Stock shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock to which such stockholder would otherwise be entitled under Section 1.9, without interest thereon, upon surrender of the Company Stock Certificate representing such shares or submission of an Affidavit.
1.14    Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.
1.15    Withholding Rights. Parent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Effective Time

Holder such amounts as it is required to deduct and withhold therefrom with respect to the payment of such consideration under the Code or under any provision of state, local or foreign Tax or other Legal Requirement. To the extent that amounts are so withheld by or on behalf of Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Effective Time Holders in respect of which such deduction and withholding was made. If amounts are not deducted or withheld from consideration payable under this Agreement and a Taxing Authority later asserts that such amounts should have been so deducted or withheld, the Effective Time Holder to whom such consideration was paid shall be liable for payment of such amounts and shall indemnify Parent and its Affiliates (including the Company) and agents for any amounts imposed by such Taxing Authority, other than any interest and penalties imposed with respect thereto. Further, Parent shall be entitled to withhold from the Closing Merger Consideration payable to a holder of Company Common Stock by virtue of such holder’s exercise of a Company Vested In-The-Money Option with a Specified Loan the amount of such Specified Loan.
1.16    Parent’s Obligations. So long as Parent shall have made the payments and deposits required pursuant to Section 1.8(b) at the times and to the recipients provided in such Section 1.8(b), the parties understand and agree that neither Parent, Merger Sub nor the Surviving Corporation shall have any liability to any Person for any errors or omissions in the allocation or subsequent disbursement of such portion of the Merger Consideration by the Payments Administrator or Stockholders’ Representative, as applicable.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the limitations contained in this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that the statements contained in this Section 2 are true and correct, except as expressly set forth on the Disclosure Schedule delivered separately hereto and simultaneously herewith (the “Disclosure Schedule”). The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in this Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the particular representation or warranty set forth in the corresponding numbered or lettered section in this Section 2 and shall not be deemed to relate to or to qualify any other representation or warranty. For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or Disclosure Supplement shall be deemed to be a representation and warranty made by the Company in this Section 2.
2.1    Existence and Power. The Company is a corporation duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of incorporation. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except as set forth on Section 2.1 of the Disclosure Schedule or such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of (a) the Company Charter and its bylaws as currently in effect, (b) the stock ledger of the Company, and (3) except as set forth in Section 2.1 of the Disclosure Schedule, the minutes of the meetings (including any actions taken by written consent without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company. There has not been any violation of any of the provisions of the Company Charter or bylaws, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s stockholders, the Company’s board of directors or any committee of the Company’s board of directors. The stock ledger and minute book of the Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.
2.2    Corporate Authorization.
(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).
(b)    At a meeting duly called and held, the Company’s Board of Directors has unanimously determined that this Agreement and the Transactions are advisable, unanimously approved and adopted this Agreement and the Transactions and unanimously resolved to recommend approval and adoption of this Agreement by its stockholders. The only votes or consents required to approve this Agreement, and the amendment to the Company Charter as required pursuant to Section 1.9(f), by the Company’s stockholders under the DGCL and the Company Charter are set forth on Section 2.2 of the Disclosure Schedule (the “Necessary Stockholder Vote under the DGCL and Company Charter”).
2.3    Subsidiaries.
(a)    Section 2.3 of the Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company and its place and form of organization.
(b)    Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of incorporation. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has heretofore delivered to Parent true and complete copies of the certificate of incorporation of each Subsidiary of the Company and their respective bylaws as currently in effect.

(c)    Section 2.3 of the Disclosure Schedule sets forth, for each Subsidiary of the Company, as applicable: (i) its authorized capital stock, voting securities or ownership interests; (ii) the number and type of any capital stock, voting securities or ownership interests, and any option, warrant, right or security convertible, exchangeable or exercisable therefor, outstanding; and (iii) the record owner(s) thereof.
(d)    Except as set forth on Section 2.3 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any capital stock of, or other equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for any equity, ownership, profit, voting or similar interest in, any Person.
2.4    Capitalization.
(d)    The authorized capital stock of the Company consists of (I) 170,000,000 shares of Company Common Stock, of which, as of the date hereof, 47,218,753 shares are issued and outstanding and (I) 85,431,561 shares of Company Preferred Stock, (I) 25,224,914 of which are designated as Company Series A Preferred Stock, of which, as of the date hereof, 24,913,495 shares are issued and outstanding, (I) 21,305,114 of which are designated as Company Series B Preferred Stock, of which, as of the date hereof 21,164,021 shares are issued and outstanding, (I) 15,837,919 of which are designated as Company Series C Preferred Stock, of which, as of the date hereof, 15,837,919 shares are issued and outstanding, (I) 16,723,034 of which are designated as Company Series D Preferred Stock, of which, as of the date hereof, 14,394,800 shares are issued and outstanding, (I) 4,673,913 of which are designated as Company Series E Preferred Stock, of which, as of the date hereof, 4,673,913 shares are issued and outstanding and (I) 1,666,667 of which are designated as Company Series F Preferred Stock, of which, as of the date hereof, 1,666,667 shares are issued and outstanding. All outstanding shares of Company Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company Charter or bylaws or any Contract to which the Company is a party or by which it is bound, and (ii) have been offered, sold and delivered by the Company in compliance in all material respects with all applicable Legal Requirements.
(e)    Except for the Company Option Plan or as set forth on Section 2.4 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any other Person (other than through grants made pursuant to the Company Option Plan). The Company Option Plan has been duly authorized, approved and adopted by the Company’s board of directors and its stockholders and is in full force and effect. As of the date hereof, the Company has reserved a total of 41,953,663 shares of Company Common Stock for issuance under the Company Option Plan, of which, as of the date hereof: (i) 17,696,510 shares are issuable upon the exercise of outstanding, unexercised Company Options and (ii) 5,940,385 shares are available for grant but have not yet been granted pursuant to the Company Option Plan. All outstanding Company Options have been offered, issued and delivered by the Company in compliance in all material respects with all applicable Legal Requirements and with the terms and conditions of the Company Option Plan. No Company Option has an exercise price less than the fair market value of the underlying equity as of the date such right was granted (as determined in accordance with Section 409A of the Code).
(f)    Except for the outstanding Company Preferred Stock, Company Options and the Company Warrants identified and set forth on Section 2.4 of the Disclosure Schedule, as of the date hereof, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party, or by which the Company is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Common Stock or equity interest of any Subsidiary of the Company, or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.
(g)    Except as set forth in Section 2.4 of the Disclosure Schedule, (i) there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company to which the Company is a party, by which the Company is bound, or of which the Company has Knowledge, and (ii) there are no agreements or understandings to which the Company is a party, by which the Company is bound, or of which the Company has Knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights, “drag-along” rights or registration rights) of any Company Capital Stock, or any other investor rights, including, without limitation, rights of participation (i.e., pre-emptive rights), co-sale, voting, first refusal, board observation, visitation or information or operational covenants (the items described in clauses (i) and (ii) being, collectively, the “Rights Agreements”). On or prior to the Effective Time, all Rights Agreements shall have been terminated and shall be of no further force or effect, except as set forth in Section 2.4 of the Disclosure Schedule.
2.5    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and each of the Transaction Documents to which the Company is a party require no action by or in respect of, or filing with, any Governmental Body, other than (a) the filing of the Certificate of Merger with the secretary of state of Delaware and appropriate documents with the relevant authorities of other states in which the Company does business; (b) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal securities laws; and (d) any actions or filings the absence of which would not be reasonably expected to have a Material Adverse Effect, or materially to impair the ability of the Company to consummate the Transactions.
2.6    Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 2.5, contravene, conflict with or result in a violation or breach of any provision of any Legal Requirement, (c) except as set forth on Section 2.6 of the Disclosure Schedule require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, any provision of any Contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company or its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries.
2.7    Financial Statements.
(c)    The Company has heretofore furnished Parent with true and accurate copies of (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2015 (the “Most Recent Balance Sheet”) and the related statements of operations and cash flows for the twelve-month period ended on the date of the Most Recent Balance Sheet (collectively, the “Unaudited Financial Statements”); and (ii) the audited balance sheets of the Company and its Subsidiaries as of December 31, 2013 and December 31, 2014, and the related audited statements of operations and cash flows for the years then ended, together with the notes thereto (collectively, the “Audited Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP consistently followed throughout the periods indicated, except for the absence of footnotes in the case of the Unaudited Financial Statements. The Financial Statements present fairly the financial position of the Company and its Subsidiaries as of their respective dates and the statements of operations and cash flows for the respective periods then ended, subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and such other adjustments as are set forth on Section 2.7(a) of the Disclosure Schedule.
(d)    The Company and its Subsidiaries have in place systems and processes that are customary and adequate for a company at the same stage of development as the Company and that are designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that is required to be disclosed in the Financial Statements. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective employees, auditors, accountants or representatives has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the material accuracy or integrity of the Financial Statements. To the Knowledge of the Company, there have been no instances of fraud by the Company or any of its Subsidiaries that occurred during any period covered by the Company Financial Statements.
(e)    To the Company’s Knowledge, during each of the periods covered by the Financial Statements, the Company’s external auditor for such period was independent of the Company and its management.
2.8    Liabilities. Neither the Company nor its Subsidiaries have any liabilities of a type required to be shown on the Financial Statements in accordance with GAAP consistently applied or, to the Company’s Knowledge, any other contingent liability which, individually, exceeds $50,000, in either case other than: (a) those disclosed in the Financial Statements and adequate reserves reflected; (b) those incurred in the ordinary course of business since the date of the Most Recent Balance Sheet; (c) those incurred pursuant to or in connection with the execution, delivery or performance of this Agreement; (d) liabilities that can be determined by the terms and conditions expressly set forth on the face of Material Contracts, Company Option Plan or other contracts that have been made available to Parent; (e) other undisclosed liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Company, or that are covered by insurance policies pursuant to which full recovery (subject to applicable deductibles and retentions) is reasonably to be expected; or (f) set forth on Section 2.8 of the Disclosure Schedule.
2.9    Absence of Certain Changes. Except as set forth on Section 2.9 of the Disclosure Schedule, since the date of the Most Recent Balance Sheet through the date of this Agreement, the Company and its Subsidiaries have conducted business in the ordinary course consistent with past practices, and neither the Company nor any of its Subsidiaries has:
(d)    suffered any material loss, or material interruption in use, of any asset or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard;
(e)    made any capital expenditure or capital commitment in excess of $200,000 in any individual case or $1,000,000 in the aggregate;
(f)    amended or changed its certificate of incorporation or bylaws;
(g)    changed its accounting methods, principles or practices, other than to comply with any changes to the Accounting Convention that went into effect after the Most Recent Balance Sheet Date;
(h)    declared, set aside or paid any dividend or other distribution with respect to any shares of capital stock or other ownership interests or repurchased or redeemed or committed to repurchase or redeem any shares of capital stock or other ownership interests other than in the ordinary course of business consistent with past practices;
(i)    sold, issued or authorized the issuance of (i) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options), (ii) any option or right to acquire any capital stock or any other security (except for Company Options described in Part 2.9 of the Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;
(j)    the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of the Company Option Plan, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;
(k)    (i) entered into or permitted any of the assets owned or used by it to become bound by any Contract that is or would constitute a Material Contract (as defined in Section 2.13(a)), or (ii) amended or prematurely terminated, or waived any material right or remedy under, any Material Contract;

(l)    merged into, consolidated with, or sold a substantial part of its assets to any other Person, or permitted any other Person to be merged or consolidated with it; or
(m)    suffered any adverse change with respect to its business or financial condition which has had, or would reasonably be expected to have, a Material Adverse Effect.
2.10    Properties.
(c)    Neither the Company nor any of its Subsidiaries owns any real property. The Company and each of its Subsidiaries leases or subleases all real property used in its business as now conducted and proposed to be conducted. Section 2.10(a) of the Disclosure Schedule describes all real property leased or subleased by the Company or its Subsidiaries (the “Real Property”), specifying the name of the lessor or sublessor, the lease term and basic annual rent. To the Company’s Knowledge, all leases of such real property are in good standing and are valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such lease any material breach by the Company or any of its Subsidiaries of any event known to the Company or any of its Subsidiaries that with notice or lapse of time or both, would reasonably be expected to have a Material Adverse Effect.
(d)    Section 2.10(b) of the Disclosure Schedule describes each item of personal property leased or subleased by the Company or its Subsidiaries with a value greater than $25,000, including but not limited to office equipment, office furniture, motor vehicles, and other fixtures, and any Liens thereon, specifying the name of the lessor or sublessor, the lease term and basic annual rent for calendar year 2016. To the Company’s Knowledge, (i) all leases of such personal property are in good standing and are valid, binding and enforceable in accordance with their respective terms, and (ii) there does not exist under any such lease any material breach by the Company or any of its Subsidiaries of any event known to the Company or any of its Subsidiaries that with notice or lapse of time or both, would reasonably be expected to have a Material Adverse Effect.
2.11    Taxes. Except as set forth on Section 2.11 of the Disclosure Schedule:
(a)    The Company and each of its Subsidiaries has, in accordance with all applicable Legal Requirements, filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it in the last six (6) years, and has paid, or made adequate provision for the payment of, all Taxes which have or may become due and payable by it (whether or not shown on any Tax Return); no claim has been made in the past six (6) years by any Governmental Body in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All Taxes attributable to all Pre-Closing Tax Periods, whether due and owing or to become due and owing, will not exceed the current liability accruals for Taxes.
(b)    Neither the Company nor any of its Subsidiaries has agreed to, nor has the Company or any of its Subsidiaries been requested to agree to, any extension or waiver of the statute of limitations applicable to any of their respective Tax Returns.

(c)    Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnification agreement (other than commercial agreements entered into in the ordinary course of business the principal purpose of which is not Tax).
(d)    To the Company’s Knowledge, there are no pending or proposed assessments in connection with any Tax or Tax Return, or Tax examinations, Tax audits, Tax claims or Tax actions currently pending, or pending requests for information related to Tax matters. No power of attorney is currently in effect with respect to the Company or any of its Subsidiaries.
(e)    The Company and each of its Subsidiaries has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has filed all withholding Tax Returns, for all periods.
(f)    There are no liens for Taxes on any of the assets of the Company or its Subsidiaries except for liens for Taxes not yet due and payable.
(g)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing, (ii) closing agreement (as described in Section 7121 of the Code) executed on or prior to the Closing, (iii) installment sale or open transaction disposition made on or prior to the Closing, (iv) prepaid amounts received on or prior to the Closing or (v) intercompany transactions undertaken on or prior to the Closing Date.
(h)    The Company has delivered or made available to Parent copies of all income and other material Tax Returns and all foreign Tax Returns relating to the Company and its Subsidiaries (and amended Tax Returns, revenue agents’ reports, and other notices from the Internal Revenue Service or other Tax Authorities) for each of the preceding five (5) taxable years. The Company shall promptly deliver or make available to Parent copies of all other Tax Returns and other reports and statements made or received by or on behalf of any of the Company or its Subsidiaries that relate to Taxes arising during such periods, including income tax audit reports, statements of income or gross receipts tax, franchise tax, sales tax and transfer tax received by or on behalf of the Company or any of its Subsidiaries.
(i)    The Company has not been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code.
(j)    Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Return, which Tax Return has not since been filed.

(k)    Since January 1, 2009, the Company and its Subsidiaries have not received a ruling from any Taxing Authority, or signed an agreement with respect thereto with respect to any Tax year.
(l)    Neither the Company nor any of its Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, and the Company and each of its Subsidiaries has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.
(m)    Neither the Company nor any of its Subsidiaries is a party to a partnership or any arrangement treated as a partnership for federal income tax purposes.
(n)    Neither the Company nor any of its Subsidiaries has consummated or participated in, or is currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.
(o)    Neither the Company nor any of its Subsidiaries has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(p)    The Company has never been required to include any amount in income under Section 951 of the Code with respect to its foreign subsidiaries, and will not be required to include any such amount in income under Section 951 of the Code for the current taxable year.
(q)    Neither the Company nor any of its Subsidiaries that are foreign entities is engaged in a trade or business in a jurisdiction other than the jurisdiction in which they were organized.
(r)    Neither the Company nor any of its Subsidiaries is subject to any gain recognition agreement under Section 367 of the Code.
(s)    The Company and each of its Subsidiaries have complied with all record keeping and reporting obligations under Section 6038A with respect to the Company’s ownership of and transactions with its foreign affiliates.
(t)    The prices for any property or services (or the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.
(u)    Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated return (other than a group the common parent of which was the Company) or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes or (ii) has any Liability for Taxes of any Person (other than the

Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.
2.12    Litigation. Except as disclosed in Section 2.12 of the Disclosure Schedule, there is no Legal Proceeding pending, or to the Company’s Knowledge threatened, against or affecting, the Company, its Subsidiaries or the Transactions, before any Governmental Body that would reasonably be expected to have a Material Adverse Effect.
2.13    Material Contracts.
(a)    Section 2.13 of the Disclosure Schedule specifically identifies by subsection each Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound that constitutes a Material Contract, and any amendments thereto. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”:
(i)    any Contract in effect as of the date hereof with a customer or supplier that involved the payment or receipt of money in excess of $500,000 for either of the fiscal years ending December 31, 2014, or December 31, 2015 (each a “Major Customer” or “Major Supplier,” as applicable);
(ii)    any partnership, joint venture or other similar Contract;
(iii)    any Contract relating to Indebtedness;
(iv)    any Contract materially limiting the freedom of the Company or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area;
(v)    any Contract (including proprietary information and invention assignment agreements, and similar employment agreements (each, a “PIIA”)) for Company Owned Intellectual Property and Company Licensed-In Intellectual Property, other than Excluded Intellectual Property In-Licenses;
(vi)    each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien, other than Permitted Liens;
(vii)    any Contract (A) between the Company or any of its Subsidiaries and any Governmental Authority or (B) financed by any Governmental Authority and subject to the rules and regulations of any Governmental Authority concerning procurement;
(viii)    any Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any keepwell agreement or any surety arrangement;
(ix)    any Contract pursuant to which the Company or any of its Subsidiaries has purchased any real property, or any Contract pursuant to which the Company is a lessor or lessee of any real property or of any machinery, office equipment, motor vehicles, office furniture, fixtures or other personal property that by its terms requires the payment of in excess of $150,000 per annum; and
(x)    any other Contract not made in the ordinary course of business that is material to the Business taken as a whole.
(b)    Each Material Contract is a valid and binding agreement of the Company or its Subsidiaries, as applicable, and is in full force and effect, and the Company and its Subsidiaries are not, and to the Company’s Knowledge, neither is any other party thereto, in default in any material respect under the terms of any such Material Contract, nor, to the Company’s Knowledge, has any event or circumstance occurred that, with notice or lapse of time or both, would constitute an event of default thereunder. To the Company’s Knowledge, except as set forth in Section 2.13(b) of the Disclosure Schedule, the Company and its Subsidiaries have not received any written notice to terminate, in whole or part, materially amend or not renew any executory obligation of a counterparty to a Material Contract that has not terminated or expired (in each case, according to its terms) prior to the date hereof. To the Company’s Knowledge, and except as set forth in Section 2.13(b) of the Disclosure Schedule, no Person is actively renegotiating a Material Contract (except for any such Material Contract which has an expiration date or renewal date prior to July 1, 2016, or which can be terminated by the counterparty for convenience on less than ninety (90) days’ notice). Notwithstanding anything in this Section 2.13 to the contrary: (i) Section 2.13 of the Disclosure Schedule need not list or set forth past or present PIIAs for Company personnel; and (ii) the parties acknowledge and agree that Section 2.14 applies (and that this Section 2.13(b) does not apply) to Contracts deemed Material Contracts pursuant to Section 2.13(a)(v).
2.14    Intellectual Property.
(a)    Section 2.14(a) of the Disclosure Schedule sets forth a list of: (i) other than Domain Names the Company or any of its Subsidiaries registers for its customers in connection with the Business, all Registered Intellectual Property owned by the Company or its Subsidiaries (collectively, “Company Registered Intellectual Property”) and, for each item of Company Registered Intellectual Property, the (w) application or registration number, (x) filing date, (y) applicable filing jurisdiction and (z) owner of such Company Registered Intellectual Property; and (ii) other than licenses for generally available commercial-off-the-shelf software with a total annual contract price of $100,000 or less or other licenses with a total annual contract price of $50,000 or less (“Excluded Intellectual Property In-Licenses”), all licenses pursuant to which Company or its Subsidiaries hold rights to Intellectual Property that is material to and necessary for the operation of the Business, whether as currently conducted or as reasonably contemplated to be conducted (all such Intellectual Property licensed to Company by a third Person licensor, whether or not required to be set forth on Section 2.14(a) of the Disclosure Schedule, “Company Licensed-In Intellectual Property”).
(b)    Each item of Company Registered Intellectual Property that is not an application to register Intellectual Property with a Governmental Body is subsisting, enforceable and valid. Except as set forth in Section 2.14(b) of the Disclosure Schedule, (i) all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property due on or before the Effective Time have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property due to be filed on or before the Effective Time have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and (ii) in each case in which the Company has acquired any rights in or to material Registered Intellectual Property from any Person, the Company has obtained a valid and enforceable written assignment sufficient to unconditionally and irrevocably transfer to the Company all of such rights in and to such Registered Intellectual Property and, to the maximum extent provided for by, and in accordance with, applicable Legal Requirements, the Company has recorded each such assignment with the relevant Governmental Body, including the United States Patent & Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. Except as set forth in Section 2.14(b) of the Disclosure Schedule, no interference, opposition, reissue, reexamination, or other proceeding is or has been pending or, to the Knowledge of Company, threatened, in which the scope, validity or enforceability of any right of Company or any Subsidiary in or to any Company Registered Intellectual Property that is material to and necessary for the operation of the Business, whether as currently conducted or as reasonably contemplated to be conducted, is being, has been, or could reasonably be expected to be, contested or challenged.
(c)    Except as set forth in Section 2.14(c) of the Disclosure Schedule, the Company and its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to each item of Company Owned Intellectual Property.
(d)    All Company Owned Intellectual Property is fully transferable and licensable by the Company, and following the Closing will be fully transferable and licensable, without restriction and without payment of any kind to any third Person.
(e)    Except as set forth in Section 2.14(e) of the Disclosure Schedule, to the extent that any Technology that is material to the Business has been developed, conceived, reduced to practice or created independently or jointly by any Person other than the Company for which the Company has provided consideration for such development or creation, the Company thereby has obtained ownership of all such Technology and all associated rights in and to any Intellectual Property therein (other than certain pre-existing, background, and underlying Intellectual Property (“Background IP”) in such Technology) by operation of law or by valid assignment, and has required and obtained the waiver of all non-assignable rights and a valid irrevocable, perpetual, and royalty-free license in and to any Background IP in such Technology.
(f)    Except as set forth in Section 2.14(f) of the Disclosure Schedule, (i) the Company has not transferred ownership of, or granted to any other Person any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Company Owned Intellectual Property and (ii) the Company is not bound by, and no Company Owned Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Owned Intellectual Property anywhere in the world.
(g)    All Company Owned Intellectual Property was developed, conceived, reduced to practice, written and/or created solely by either (i) employees of the Company acting within the scope of their employment who have validly, unconditionally and irrevocably assigned all of their rights, including all rights in and to all Intellectual Property therein, to the Company (including a waiver of non-assignable, “moral” rights associated with copyrightable works) or (ii) third parties who have validly, unconditionally and irrevocably assigned all of their rights, including all rights in and to all Intellectual Property therein (excluding any Background IP, with respect to which Company possesses valid irrevocable, perpetual, and royalty-free licenses), to the Company, and no third Person owns or has any ownership rights to any of the Company Owned Intellectual Property. To the Knowledge of the Company, no employee (x) is in breach of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party or with any former employer or other Person concerning rights in or to Intellectual Property or confidentiality due to their activities as an employee, or (y) has developed any Technology or Intellectual Property for the Company that is subject to any agreement under which such employee has assigned or otherwise granted to any third Person any rights in respect thereof.
(h)    The Company Owned Intellectual Property and the Company Licensed-In Intellectual Property constitute all of the rights in and to Intellectual Property that is material to and necessary for the conduct of the Business of the Company as it currently is conducted and as it is reasonably contemplated to be conducted after Closing, including the design, development, marketing, manufacture, use, import and sale of any Company Product (including Company Products currently under development); provided, however, that the parties acknowledge and agree that this Section 2.14(h) does not address the infringement, misappropriation, dilution or violation of any Intellectual Property of any Person, and that those matters are addressed exclusively in Section 2.14(l) below.
(i)    Except as set forth in Section 2.14(i) of the Disclosure Schedule, none of the Contracts pursuant to which the Company licenses any Company Licensed-In Intellectual Property will terminate solely by the passage of time within one hundred twenty (120) days after the Closing Date.
(j)    Except as set forth in Section 2.14(j) of the Disclosure Schedule, there are no Contracts between the Company and any other Person with respect to Company Owned Intellectual Property under which, to the Knowledge of the Company, there is any material dispute pending or threatened in writing regarding the scope of such Contract, or performance under such Contract, including with respect to any payments to be made or received by the Company thereunder.
(k)    Section 2.14(k) of the Disclosure Schedule contains a complete and accurate list of all Contracts pursuant to which the Company is obligated to pay royalties or revenue shares (excluding, for avoidance of doubt, sales commissions paid to employees according to the Company’s standard commissions plan) for the license, distribution or other use of any Technology or rights in or to Intellectual Property.
(l)    The operation of the Business by the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate and has not, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property right of any Person. No Legal Proceeding is currently pending in which the Company or any of its Subsidiaries is a party, or, to the Company’s Knowledge, has been threatened in writing, against the Company or its Subsidiaries, in which any Person (i) alleges that the Company, its Subsidiaries, or any of the Company’s Products, infringe, misappropriate, dilute or otherwise violate any Intellectual Property right of any other Person or (ii) challenges the validity or enforceability of any right in or to any Company Owned Intellectual Property or the Company’s ownership thereof (including any oppositions, reexaminations or interference proceedings, infringement actions, or reissue proceedings). No Legal Proceeding is currently pending or has been threatened in writing, against any third Person by the Company or its Subsidiaries in which the Company or any of its Subsidiaries alleges an infringement, misappropriation, dilution or violation by such Person of any of Company’s and/or any of its Subsidiaries’ rights in and to Company Owned Intellectual Property and, to the Company’s Knowledge, no third Person is engaging in any activity that infringes, misappropriates, dilutes or otherwise violates any of Company’s and/or any of its Subsidiaries’ rights in and to Company Owned Intellectual Property. The parties acknowledge and agree this Section 2.14(l) does not apply to any Person’s allegation that, in connection with, but separate from, an end user’s use of a Company Product, such end user infringes, misappropriates, dilutes, or otherwise violates any Intellectual Property right (so long as the alleged infringement, misappropriation, dilution or other violation is attributable to the end user’s products, services, acts or omissions, or provision of user generated content, and not attributable to such end user’s use of any Company Product).
(m)    The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of and otherwise maintain and protect the Company and its Subsidiaries’ rights in and to all Trade Secrets material to and necessary for the operation of the Business, whether as currently conducted or as reasonably contemplated to be conducted. Without limiting the foregoing, the Company and its Subsidiaries have, and enforce, a policy requiring each employee, consultant, and contractor who contributes to the development or creation of, or who otherwise has access to and/or a need to know, such Trade Secrets to execute proprietary information and confidentiality agreements substantially in the Company’s and its Subsidiaries’ standard forms, and all such current and former employees, consultants and contractors of the Company and its Subsidiaries have executed such an agreement in substantially the Company’s and its Subsidiaries’ standard form.
(n)    Except as set forth in Section 2.14(n) of the Disclosure Schedule, since January 1, 2011, there has been no failure of any of the Company’s or its Subsidiaries’ computer hardware, networks, Software and databases (collectively, “IT Systems”) that has caused any material disruption to the Business of the Company or its Subsidiaries. The Company and its Subsidiaries have taken steps to provide for the back-up of data and disaster recovery procedures and facilities as described in Section 2.14(n) of the Disclosure Schedule. Except as set forth in Section 2.14(n) of the Disclosure Schedule, the Company and its Subsidiaries have taken reasonable measures to protect the security of IT Systems and the material information stored thereon from unauthorized use or access by third parties and from material viruses and similar contaminants.
(o)    No Company Product contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the Software industry) or any other code designed or intended to have or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, IT Systems, any other computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”), except, in the case of both of the foregoing clauses (i) and (ii), as would not be reasonably expected to have a Material Adverse Effect. To the Knowledge of the Company, there has been no Malicious Code introduced into, or any unauthorized intrusions or breaches of the security of, such IT Systems and the Personally Identifiable Information stored thereon, including any such unauthorized intrusion or breach as a result of which the Company or its Subsidiaries have been required, pursuant to applicable Legal Requirements, to provide notice of such intrusions or breaches to any Person.
(p)    The Company, its Subsidiaries, or any Person acting on behalf of Company or any of its Subsidiaries has not delivered or licensed to any Person, agreed to deliver or license to any Person, or permitted the delivery to any escrow agent or other Person of any source code owned by the Company or any of its Subsidiaries that is material to the Business (“Company Source Code”), except where any such delivery or license would not reasonably be expected to have a Material Adverse Effect.
(q)    No material Company Product contains, is derived from, is distributed with, or is being or was developed (in any material respect) using Open Source Code that is licensed under any terms that (A) impose a requirement or condition that any Company Product or part thereof (x) be disclosed or distributed in source code form, (y) be licensed for the purpose of making modifications or derivative works, or (z) be redistributable at no charge, or (B) otherwise impose any other material limitation, restriction, or condition on the right or ability of the Company to use or distribute any such material Company Product. Without limiting the foregoing, Section 2.14(q) of the Disclosure Schedule lists all Open Source Code that (i) was used in the development of and/or (ii) is incorporated into, linked with, or distributed (including on a hosted-service or software-as-a-service basis) in conjunction with, or otherwise used in the development of, any material Company Products or from which any component of any material Company Product is derived (“Incorporated Open Source Code”). For each item of Incorporated Open Source Code, Section 2.14(q) of the Disclosure Schedule identifies the Open Source Code licenses governing the use and distribution of the Incorporated Open Source Code.
(r)    Except as set forth in Section 2.14(r) of the Disclosure Schedule, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of any aspect of Company Owned Intellectual Property and no Governmental Body, university, college, other educational institution or research center has any claim or right in or to the Company Owned Intellectual Property. No rights have been granted to any Governmental Body with respect to any Company Product or any Company Owned Intellectual Property, other than the same standard commercial rights as are granted by the Company to commercial end users of the Company Products in the ordinary course of Business, consistent with past practices. Except as set forth in Section 2.14(r) of the Disclosure Schedule, no current or former employee, consultant or independent contractor of the Company or any Subsidiary who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property: (i) has performed services for a Governmental Body, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or (ii) was or is operating under any grants from any Governmental Body or agency or private source or subject to any employment agreement in invention assignment or non-disclosure agreement or other obligations with any third party that could adversely affect the Company’s rights in any Company Owned Intellectual Property.
(s)    Since January 1, 2011, the Company and its Subsidiaries’ collection, use and storage of Personally Identifiable Information is, and has been compliant with all of the Company and its Subsidiaries’ applicable privacy policies and Legal Requirements. Except as set forth in Section 2.14(s) of the Disclosure Schedule, since January 1, 2011, there has been no (i) written allegation against the Company or its Subsidiaries of loss, theft, unauthorized disclosure of, or unauthorized access to, any Personally Identifiable Information held by or on behalf of the Company or its Subsidiaries, or (ii) disclosure of any data breach of Personally Identifiable Information made by the Company or its Subsidiaries under applicable Legal Requirements or to any Governmental Body.
(t)    Except as set forth on Section 2.14(t) of the Disclosure Schedule, the Company has entered into a PIIA with each Company personnel involved in the development of Company Owned Intellectual Property.
2.15    Insurance Coverage. Section 2.15 of the Disclosure Schedule contains a complete list of all insurance policies (including “self-insurance” programs) currently maintained by the Company (collectively, the “Insurance Policies”).  The Insurance Policies are in full force and effect, neither the Company nor any of its Subsidiaries is in default in any material respect under any such Insurance Policy, and no claim for coverage under any Insurance Policy, other than contested claims under the Company’s or its Subsidiaries’ workers’ compensation policies or subject to any Company Employee Plans, has been denied during the past two (2) years except as set forth in Section 2.15 of the Disclosure Schedule.  Neither the Company nor any of its Subsidiaries have received any written notice of cancellation or intent to cancel with respect to the Insurance Policies. Except as set forth in Section 2.15 of the Disclosure Schedule, to the Company’s Knowledge, as of the date hereof no event has occurred, and no condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for any material insurance claim.
2.16    Compliance with Legal Requirements.
(a)    Except as set forth in Section 2.16 of the Disclosure Schedule, to the Company’s Knowledge, (i) the Company and its Subsidiaries are in compliance in all material respects with all Legal Requirements and Governmental Orders applicable to it or its Business or by which any property, asset or the business or operations of the Business is bound or affected, except as would not reasonably be expected to have a Material Adverse Effect, (ii) there are no material permits, licenses, membership privileges, authorizations, consents, approvals, waivers or franchises to be granted by or obtained from any Governmental Body (“Permits”) that are required for the Company or its Subsidiaries to operate the Business, (iii) no investigation or review by any Governmental Body is pending or has been threatened against the Company or any of its Subsidiaries and (iv) no event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by the Company or any of its Subsidiaries of, or a failure on the part of the Company or any of its Subsidiaries to comply with, in any material respect, any Legal Requirement, except where such failure to comply would not reasonably be expected to have a Material Adverse Effect.
(b)    The Company and its Subsidiaries have established and implemented programs, policies, procedures, contracts and systems reasonably designed to cause their respective employees and contractors to comply in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and any federal or state Legal Requirement, and their implementing regulations, governing the collection, use, disclosure, privacy, security, integrity, accuracy, transmission, storage or other protection of personal health information and the exchange of health information.
(c)    No suspension or cancellation of any Permit is pending or, to the Company’s Knowledge threatened, each such Permit is valid and in full force and effect, and the Company is and always has been in material compliance with the terms of such Permits, except for suspensions or cancellations that would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2013, the Company has not received any written notice or other communication from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Permit; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Permit.
2.17    Employee Benefit Plans. Section 2.17 of the Disclosure Schedule lists each “employee benefit plan,” as defined in Section 3(3) of ERISA, and any benefit or compensation plan, agreement or arrangement that is not an “employee benefit plan” as defined in Section 3(3) of ERISA, in each case that is sponsored, maintained contributed to or required to be contributed to by the Company or any of its Subsidiaries including, without limitation, any executive compensation or incentive plan; any bonus or severance plan; any employment contract; any deferred compensation agreement, stock purchase or other equity plan or arrangement; any plan governed by Section 125 of the Code; and any other fringe benefit plan or arrangement (collectively, the “Company Employee Plans” and, individually, a “Company Employee Plan”). With respect to each Company Employee Plan:
(a)    Except as set forth in Section 2.17(a) of the Disclosure Schedule, each Company Employee Plan has been maintained, operated, and administered in compliance with its terms and in compliance with all applicable Legal Requirements, in each case in all material respects; there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against such Company Employee Plan or the Company with respect to any such Company Employee Plan; and there is no pending or, to the Knowledge of the Company, material threatened proceeding involving any Company Employee Plan before the IRS, the United States Department of Labor or any other Governmental Body;
(b)    Each Company Employee Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Plan for any period for which such Company Employee Plan would not otherwise be covered by an IRS determination; a copy of the most recent determination letter from the IRS (or an opinion letter issued to the prototype sponsor of the plan on which the Company is entitled to rely) regarding such qualified status for each such plan has been made available to Parent; and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Company Employee Plan;
(c)    No member of the Controlled Group has within the past six (6) years maintained or contributed to or been required to contribute to or has otherwise within the past six (6) years participated in (i) a “defined benefit plan” within the meaning of Section 3(35) of ERISA, or a plan that is subject to the requirements of Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” as described in Section 3(37) of ERISA or Section 414(f) of the Code; or (iii) a “multiple employer plan” as defined in ERISA or Code Section 413(c);
(d)    No Company Employee Plan provides for any medical or other welfare benefits for any person upon or following retirement or termination of employment, except as otherwise required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other applicable law (herein collectively referred to as “COBRA”);
(e)    The Company has made available to Parent with respect to each Company Employee Plan (to the extent applicable): (i) each Company Employee Plan; (ii) any trust or other funding arrangement; (iii) the three most recent Federal Form 5500 series (including all schedules thereto) filed with respect to each such Company Employee Plan; and (iv) the summary plan description currently in effect and all material modifications thereto, if any, for each such Company Employee Plan; and
(f)    As of the date hereof, neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could reasonably be expected to (either alone or in conjunction with any other event) (i) except as set forth on Section 2.17(f) of the Disclosure Schedule, result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company; (ii) limit the right of the Company to amend, merge, terminate or receive a reversion of assets from any Company Employee Plan or related trust; (iii) result in the payment of any “parachute payment” as defined in Section 280G(b)(2) of the Code; or (iv) result in a requirement by the Company to pay any Tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company.
2.18    Employment Practices.
(a)    Except as set forth on Section 2.18(a) of the Disclosure Schedule, (i) to the Company’s Knowledge, the Company and its Subsidiaries are, and at all times during any applicable statute of limitations that has not yet expired, have been, in compliance, in all material respects, with all Legal Requirements relating to employment practices, and (ii) the Company and its Subsidiaries (x) have withheld and reported all amounts required by any Legal Requirement to be withheld and reported with respect to wages and salaries; (y) have no liability for any arrears of wages or any penalty for failure to comply with the Legal Requirements applicable to wages; and (z) have no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to benefits or obligations for any employee (other than routine payments to be made in the normal course of business and consistent with past practice).
(b)    Within the past six (6) years, neither the Company nor any of its Subsidiaries has effectuated a “plant closing,” partial “plant closing,” “mass layoff,” “relocation” or “termination” (each as defined in WARN or any similar Legal Requirement) affecting any site of employment, except in compliance in all material respects with WARN or any such similar Legal Requirement.
(c)    Neither the Company nor any of its Subsidiaries has ever been a party to or bound by any union or collective bargaining Contract, nor is any such Contract currently in effect or being negotiated by or on behalf of the Company or its Subsidiaries.
(d)    Except as set forth on Section 2.18(d) of the Disclosure Schedule, the employment of each of the Company’s and its Subsidiaries’ employees is terminable at will. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks relating to the employment of employees of the Company and its Subsidiaries that are currently in effect.
(e)    Except as set forth on Section 2.18(f) of the Disclosure Schedule, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Company’s Knowledge, threatened in writing relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any employee of the Company or its Subsidiaries with respect to such employees’ employment by the Company or its Subsidiaries, including charges of unfair labor practices or discrimination complaints.
(f)    Except as set forth on Section 2.18(f) of the Disclosure Schedule, during the last four years, no current or former employee of the Company or its Subsidiaries has been misclassified by the Company as an independent contractor.
2.19    Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of the Company or any of its Subsidiaries from any Governmental Body.
2.20    Interested Party Transactions.
(a)    Except as set forth on Section 2.20 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any transaction or agreement with any Affiliate, five percent (5%) or more stockholder, director or executive officer of the Company (each an “Interested Party”).

(b)    All transactions pursuant to which any Interested Party has purchased any services, products, or technology or leased any property from, or sold or furnished any services, products or technology or leased any property to, the Company or its Subsidiaries that were entered into on or after the inception of the Company have been on an arms-length basis on terms no less favorable to the Company or its Subsidiaries than would be available from an unaffiliated party.
2.21    Environmental Matters. To the Company’s Knowledge, the Company and its Subsidiaries have complied in all material respects with all Legal Requirements intended to protect the environment and/or human health or safety (collectively, “Environmental Laws”). To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has released, handled, generated, used, stored, transported or disposed of any material, substance or waste which is regulated by Environmental Laws (“Hazardous Materials”), except for the use of reasonable amounts of ordinary office and/or office-cleaning supplies in compliance with Environmental Laws. The Company has no Knowledge of any environmental investigation, study, test or analysis, the purpose of which was to discovery, identify, or otherwise characterize the condition of the soil, groundwater, air or the presence of Hazardous Materials at any location at which the Business has been conducted. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has any Environmental Liabilities that would reasonably be expected to have a Material Adverse Effect. As used herein, “Environmental Liabilities” are any claims, demands, or liabilities under Environmental Law which (i) arise out of or in any way relate to the operations or activities of the Company or its Subsidiaries, or any real property at any time owned, operated or leased by the Company or any of its Subsidiaries, whether contingent or fixed, actual or potential, and (ii) arise from or relate to actions occurring (including any failure to act) or conditions existing on or before the Closing Date.
2.22    Bank Accounts. Section 2.22 of the Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution.
2.23    Finders’ Fees. Except as disclosed on Section 2.23 of the Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or its Subsidiaries who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates upon consummation of the Transactions.
2.24    Anti-Corruption Compliance. The Company and each of its Subsidiaries has not, directly or indirectly, (a) taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or any similar anti-corruption or anti-bribery Legal Requirements (in each case, as in effect at the time of such action) (collectively, the “Anti-Corruption Requirements”), (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) made, offered or authorized any unlawful payment to government officials or employees, whether directly or indirectly or (d) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
3.1    Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.
3.2    Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of Parent’s stockholders is needed to approve the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).
3.3    Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Transaction Documents to which it is a party require no action by or in respect of, or filing with, any Governmental Body, other than (a) the filing of the Certificate of Merger with the secretary of state of Delaware and appropriate documents with the relevant authorities of other states in which the Company does business; (b) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal securities laws; and (d) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Parent and Merger Sub to consummate the Transactions.
3.4    Non-Contravention. The execution, delivery and performance by each of Parent or Merger Sub of this Agreement and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of any of the certificate of incorporation or bylaws of Parent or Merger Sub or any contract or agreement binding on Parent or Merger Sub, or (b) assuming compliance with the matters referred to in Section 3.3, contravene, conflict with or result in a violation or breach of any provision of any Legal Requirement.
3.5    Financing. Parent has delivered to the Company duly executed copies of that certain Amendment to Credit Agreement, dated as of the date hereof (the “Amendment”), pursuant to which certain lenders party thereto (the “Lenders”) have agreed to (among other things), and subject to the terms and conditions set forth in the Amendment, amend the terms of the Credit Agreement to, among other things, provide certain additional loans and advances as set forth therein. The aggregate net proceeds of such loans and advances, when funded in accordance with the terms of the Credit Agreement, as amended by the Amendment (as so amended, the “Amended Agreement”) will be sufficient, together with the Company’s and Parent’s cash on hand, to enable Parent to pay the entire Purchase Price and consummate the transactions in accordance with this Agreement.  The Amendment and the Credit Agreement are in full force and effect as of the date hereof and no material default or event of default exists thereunder as of the date hereof.  “Credit Agreement” shall mean that certain Credit Agreement, dated as of September 9, 2014, among the Parent, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. To the Knowledge of Parent, No Event of Default (as that term is defined in the Amended Agreement) has occurred, or is reasonably likely to occur prior to March 31, 2016, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

SECTION 4.	PRE-CLOSING COVENANTS
4.1    Access and Investigation. During the period from the date of this Agreement through the Effective Time or the earlier termination of this Agreement in accordance with its terms (the “Pre‑Closing Period”), upon reasonable notice, the Company shall provide to Parent and its authorized Representatives reasonable access during normal business hours to the offices, Records, Tax Returns, Contracts, commitments, facilities and accountants of the Company, and shall furnish and make available to Parent and its authorized Representatives all such documents and copies of documents (at Parent’s expense) and all such additional financial and operating data and other information pertaining to the affairs of the Company as Parent and its authorized Representatives may reasonably request; provided, however, that (a) the activities of Parent and its Representatives shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of the Company and (b) in no event shall the Company be required to furnish Parent or its Representatives with any documents or information that (i) the Company is required by Legal Requirement, Governmental Order or Contract to keep confidential or (ii) that would reasonably be expected to jeopardize the status of such document or information as privileged, work product or as a Trade Secret. Notwithstanding the foregoing, prior to the Closing Date, without the prior written consent of the Company, which may be withheld for any reason or no reason, neither Parent nor its Representatives shall contact any suppliers to or customers, employees or directors of, the Company or its Subsidiaries in connection with or pertaining to any subject matter of this Agreement.
4.2    Operation of Business of Company Prior to Closing.
(h)    Covenants. During the Pre-Closing Period, the Company shall conduct its business and operations in the ordinary course and in accordance with past practices. Without limiting the generality of the foregoing, except as otherwise permitted or required by this Agreement or as set forth on Schedule 4.2 hereto, during the Pre-Closing Period, neither the Company nor any of its Subsidiaries shall do any of the following:
(i)    issue or grant any equity securities or any subscriptions, warrants, options or other agreements or rights of any kind whatsoever to purchase or otherwise receive or be issued any equity securities or any securities or obligations of any kind convertible into, or exercisable or exchangeable for, any equity securities of the Company or any of the Company Subsidiaries outside of the ordinary course of business;

(ii)    engage in any practice, take any action, or enter into any transaction outside the ordinary course of business, including any practice, action or transaction that is inconsistent with past practice;
(iii)    effect any recapitalization, reclassification, split or like change in the capitalization of the Company;
(iv)    amend the organizational documents of the Company;
(v)    (i) grant any increase in the aggregate compensation of officers and directors of the Company or any of its Subsidiaries or make any general uniform increase in the compensation of employees of the Company or any of its Subsidiaries outside the ordinary course of business, except as required by applicable law or by any Contract existing on the date hereof, (ii) grant any material bonus to any employee, director or consultant of the Company or any of the Company’s Subsidiaries, except as required by applicable law or by any Contract existing on the date hereof or (iii) enter into any material agreement for retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other employee benefit plan for the benefit of the officers, directors, or employees of the Company or any of its Subsidiaries, except as required by applicable law or by any Contract existing on the date hereof;
(vi)    subject any of the properties or assets (whether tangible or intangible) of the Company to any Lien;
(vii)    sell, assign, transfer, convey, lease or otherwise dispose of any of the properties or assets of the Company except (a) in the ordinary course of business or (b) in transactions less than or equal to $100,000 for any individual transaction or $1,000,000 for all transactions in the aggregate;
(viii)    acquire any properties or assets or enter into commitments for capital expenditures of the Company except in the ordinary course of business;
(ix)    make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any Tax Return or amend any such Tax Return, enter into any Tax allocation agreement, Tax Sharing Agreement, Tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the statutory limitation period applicable to any claim or assessment in respect of Taxes;
(x)    enter into any Contract which materially restricts the ability of the Company to compete with, or conduct, any business or line of business in any geographic area; or
(xi)    agree or commit to do any of the foregoing.

(i)    Certain Exceptions. Notwithstanding the foregoing, nothing in this Section 4.2 shall prohibit the Company or any of its Subsidiaries from taking any action or omitting to take any action as required or as contemplated by this Agreement, as required by Legal Requirement or otherwise approved in writing by Parent, which approval shall not be unreasonably withheld or delayed.
4.3    No Negotiation. After the Requisite Stockholder Vote has been obtained and during the remainder of the Pre‑Closing Period, the Company shall not, directly or indirectly, (i) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction, (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any non‑public information to, any Person (other than Parent) relating to or in connection with a possible Acquisition Transaction, or (iii) accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall promptly notify Parent in writing of any material inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Company during the Pre-Closing Period unless prohibited by a non-disclosure agreement between the Company and the party making such inquiry, proposal or offer that is in effect as of the date hereof.
4.4    Efforts to Consummate. Each of the parties hereto (other than the Stockholders’ Representative) shall use its commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, all lawful and reasonable things within such party’s control necessary to fulfill the conditions precedent to the obligations of the other party(ies) hereunder and to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, each party to this Agreement (other than the Stockholders’ Representative): (I) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Transactions; (I) shall use reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Transactions; and (I) shall use reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Transactions. Nothing in this Agreement shall be construed as an attempt or an agreement by the Company to assign or cause the assignment of any Contract or Permit which is by Legal Requirement non-assignable without the consent of the other party or parties thereto, unless such consent shall have been given.
4.5    Company Stockholder Approval.
(f)    Stockholder Written Consent. Promptly (and in any event within three (3) business days) following the execution of this Agreement, the Company shall deliver to Parent a copy of the executed action by written consent of the Requisite Stockholder Vote, evidencing the stockholder approval of the Transactions (the “Stockholder Written Consent”). For avoidance of doubt, Presidents’ Day (February 15, 2016) shall not be considered a business day.
(g)    Notice to Stockholders and Dissenters’ Rights. To the extent required by the DGCL, the Company shall promptly deliver to any stockholder of the Company who has not approved this Agreement a notice, in accordance with Sections 228 and 262 of the DGCL, advising the holders of Company Common Stock of the approval of this Agreement by written consent in accordance with Section 228 of the DGCL and advising them that they may be entitled to assert dissenters’ rights under Delaware law (the “Stockholder Dissent Notice”), and include in such Stockholder Dissent Notice all disclosure information reasonably required by applicable Legal Requirements, including a disclosure and information statement (the “Disclosure and Information Statement”). The Company shall have taken all action reasonably necessary prior to Closing to prepare the Stockholder Dissent Notice, which shall comply with the requirements of Section 262 of the DGCL.
(h)    Form of Disclosure and Information Statement. The Disclosure and Information Statement transmitted to the stockholders of the Company in connection with the approval of this Agreement and the Merger shall be in form and substance reasonably satisfactory to Parent and Merger Sub.
4.6    Execution of Additional Documents. Prior to Closing, from time to time, as and when requested by a party hereto, each party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary to consummate the Transactions.
4.7    Publicity. No public release or announcement concerning the Transactions shall be issued by any party hereto or such party’s Affiliates or Representatives without the prior consent of the other parties hereto, except as follows: (a) each party may make such disclosure to its owners and employees as it deems necessary or desirable; (b) any release or announcement required by applicable Legal Requirements, provided the party required to make the release or announcement allows the other party reasonable time to comment on such release or announcement in advance of such issuance; and (c) each party may disclose to their investors and advisors the names of the Company and Parent, the date of the Transactions, the price and the key terms under this Agreement, provided, however, that such investors and advisors understand the confidential nature of such information and agree to maintain the confidentiality of such information. Notwithstanding the foregoing, following Closing and the public announcement (if any) of the Merger, the Stockholders’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Stockholders’ Representative in connection herewith as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.
4.8    HSR Act Filing and Compliance with Antitrust Laws.
(e)    As promptly as practicable after the date of this Agreement (and in any event within five (5) business days after the date of this Agreement), each of Parent and the Company shall file with the FTC and the DOJ, a notification and report form and related material required under the HSR Act with respect to the Merger. The Parent will pay all filing fees payable with respect to any filing under the HSR Act. As promptly as practicable after the date of this Agreement, each of Parent and the Company, as applicable, shall file with applicable foreign Governmental Bodies all comparable pre-merger notification filings, forms and submissions that are required to be filed in respect of the Merger or any of the other Transactions pursuant to applicable Antitrust

Laws. In the event that either Parent or the Company receive a request for additional information or documentary material from any Governmental Body with respect to the Merger, any of the other Transactions or any filings, forms and submissions filed with, or any investigations conducted by or before, any Governmental Body relating to this Agreement, the Merger or any other Transactions (including any proceedings initiated by a private party), then such party shall use its reasonable best efforts to make (or cause to be made) as soon as reasonably practicable thereafter, and only after reasonable consultation with the other party, an appropriate response in compliance with such request. Each of Parent and the Company shall cooperate and coordinate with each other in connection with the preparation and filing of any and all material filings, forms and submissions that are required to be made in respect of the Merger or any other Transactions pursuant to applicable Antitrust Laws, or that are reasonably requested to be made by any Governmental Body in connection with the Merger or any other Transactions.
(f)    Each of Parent and the Company shall keep the other party reasonably and promptly informed of any and all written and material oral communications from any Governmental Body regarding the Merger, any of the other Transactions and any and all filings, forms and submissions filed with, and any and all investigations conducted by or before, any Governmental Body relating to this Agreement, the Merger or any other Transactions (including any proceedings initiated by a private party). Each of Parent and the Company (I) shall provide the other party (or its counsel, pursuant to an appropriate joint defense and confidentiality agreement) a reasonable opportunity to review and comment on any written or material oral communications proposed to be given by such party to any Governmental Body regarding the Merger, any of the other Transactions and any and all filings, forms and submissions filed with, and any and all investigations conducted by or before, any Governmental Body relating to this Agreement, the Merger or any other Transactions (including any proceedings initiated by a private party), (I) shall provide the other party reasonable advance notice of any meetings proposed to be held with any Governmental Body regarding the Merger, any of the other Transactions and any and all filings, forms and submissions filed with, and any and all investigations conducted by or before, any Governmental Body relating to this Agreement, the Merger or any other Transactions (including any proceedings initiated by a private party), provided, however, that materials can be entirely withheld if they relate to the valuation of the transaction or where sharing the information would, in the good faith belief of the party whose material it is, be prohibited by law or violate contractual obligations, (I) shall consult with the other party a reasonable time in advance of any and all such meetings and consider in good faith the views of such other party regarding the matters to be presented and discussed at any and all such meetings, and (I) to the extent permitted by the applicable Governmental Body, shall allow the other party to participate in such meetings or portions thereof. Each of Parent and the Company shall consult and cooperate with one another, provide one another with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other written communications explaining or defending the Merger and other Transactions made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Antitrust Laws.
(g)    Each of Parent and the Company shall use its reasonable best efforts to (I) cause the expiration or termination of the applicable waiting periods under the HSR Act and all other applicable Antitrust Laws as soon as reasonably practicable, and (I) take (or cause to be taken) all actions and do (or cause to be done) all things reasonably necessary or advisable to obtain all clearances, consents and approvals necessary to satisfy the conditions set forth in Section 7.1(a) and otherwise consummate the Merger in compliance with applicable Antitrust Laws, including taking all such reasonable actions and doing all such things reasonably necessary to (I) resolve any objections, if any, as the FTC, the DOJ, or any other Governmental Body may assert under any applicable Antitrust Laws with respect to the Merger and other Transactions, and (I) avoid or eliminate each and every impediment under any applicable Antitrust Laws that may be asserted by the FTC, the Antitrust Division or any other Governmental Body or Persons with respect to the Merger and other Transactions so as to enable the Merger and other Transactions to be consummated as soon as possible after the date hereof, provided, however, that notwithstanding the foregoing or any other provision of this Agreement or in any Transaction Document to the contrary, in connection with efforts to enable the Merger and other Transactions to be consummated, the Parent and its Affiliates shall not be required to, and the Company and its Affiliates may not, without the prior written consent of Parent, sell, divest, encumber, hold separate, transfer or dispose of, before or after the Closing, any assets, operations, rights, product lines, businesses or interest therein of the Parent, the Company, or of any of their respective Affiliates (or consent to any of the foregoing actions). Neither Parent nor the Company shall, nor shall the Parent or the Company, as the case may be, permit any of its Subsidiaries to, enter into or publicly announce an agreement to form a joint venture or acquire any assets, business or company if any such agreements, individually or in the aggregate, would reasonable be expected to cause any of the conditions set forth in Section 7.1(a) to fail to be satisfied prior to the scheduled Closing Date.

SECTION 5.	ADDITIONAL AGREEMENTS
5.1    Updates to Disclosure Schedules. The Company shall have the right to supplement the Disclosure Schedules prior to the Closing to reflect any and all events, circumstances or changes which arise or become known to the Company after the date hereof by delivery to the Parent prior to the Closing Date of one or more supplements (each, a “Disclosure Supplement”). Each Disclosure Supplement shall be in writing and shall be delivered in accordance with the procedure set forth for notice in Section 10.5. The Disclosure Schedules shall not be deemed to be amended or supplemented by the Disclosure Supplement; provided, however, that Parent shall not have any right to allege fraud or intentional misrepresentation solely due to having provided the disclosure in the Disclosure Supplement.
5.2    Financing.
(c)    Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, proper or advisable to arrange, consummate and obtain the proceeds of the loans and advances to be made available pursuant to the Amended Agreement on the terms and conditions set forth therein; including using its reasonable best efforts to (i) maintain in effect the Credit Agreement and the Amendment, (ii) satisfy on a timely basis all conditions applicable to, and within the control of, Parent in the Amended Agreement, and (iii) assert its rights under the Amended Agreement in a timely and diligent manner to cause the lenders party thereto to perform their obligations under such Amended Agreement.

(d)    Parent shall not, without the prior written consent of Company, (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Amendment or the Amended Credit Agreement if such amendment, modification or waiver would reasonably be expected to (i) prevent the Closing Date and payment of the Merger Consideration from occurring, or (ii) materially and adversely affect the ability of Parent to enforce its rights against other parties to the Amendment and the Amended Credit Agreement as so amended or modified, relative to the ability of Parent to enforce its rights against such other parties to the Amendment or the Amended Credit Agreement as in effect on the date hereof. Parent shall promptly (but in any event within two (2) days of execution of any such amendment, modification or waiver) deliver to the Company copies of any such executed amendment, modification or waiver.
(e)    Notwithstanding anything in this Agreement to the contrary, Parent’s obligations to effect the Merger or otherwise consummate the Transactions are not subject to Parent obtaining the Financing or any debt, equity or other financing.
5.3    Cooperation with Financing. Upon request of Parent, the Company shall provide reasonable cooperation and assistance to Parent in connection with the arrangement of the financing contemplated by the Amended Agreement; provided, that (A) all material, non-public information regarding the Transactions, the Group Companies or their respective Affiliates provided to Parent or any other Person pursuant to this Section 5.3 shall be kept confidential by them in accordance with the terms of any confidentiality agreement, and (B) none of the Group Companies or their respective Affiliates shall be required to (i) commit to take any action (including the entry into any agreement) that is not contingent upon the Closing or that would be effective prior to the Closing that would otherwise subject any of them to actual or potential liability or fee, cost or expense or (ii) take any action to the extent that it would, in Company’ reasonable, good faith judgment, (x) unreasonably interfere with the business or operations of Company or their Affiliates, (y) violate any applicable law or (z) be reasonably likely to result in the waiver of any attorney-client privilege, the unauthorized disclosure of any trade secrets of third parties or the breach of any applicable confidentiality obligations; provided, further, that Parent shall promptly upon request by Company (but in any event within twenty (20) days of receipt of such request), reimburse Company for all reasonable and documented out-of-pocket third party costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by Company and its Affiliates and each of their respective officers, directors, member of management, employees and other Representatives in connection with the cooperation contemplated by this Section 5.3.
5.4    Tax Matters.
(i)    Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Company required to be filed after the Closing Date, and shall timely remit, or cause to be remitted, to the appropriate Governmental Body all Taxes reflected on such Tax Returns, subject to its right to be indemnified for Taxes attributable to any Pre-Closing Tax Period pursuant to Section 5.4(d) and Section 8. To the extent such Tax Returns include any Pre-Closing Tax Period, (i) such Tax Returns shall be prepared consistent with the past practices of the Company, as applicable, in all material respects, except as otherwise required by applicable law, (ii) Parent shall provide any such Tax Returns to the Stockholders’ Representative for its review and comment at least twenty (20) business days prior to the due date for filing such Tax Return and (iii) Parent shall not file any such Tax Returns without prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
(j)    All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company securityholders (except Parent shall be responsible for any stamp transfer tax arising pursuant to the laws of the State of New York). The party responsible under applicable law for filing any necessary Tax Returns or other documentation with respect to all such Transfer Taxes shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and the other party agrees to cooperate in the filing of such Tax Returns and other documentation, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns and other documentation. Each party (other than the Stockholders’ Representative) shall indemnify and hold harmless a paying party from and against all Losses or amounts paid by such party in excess of such party’s proportional share, as described in the first sentence of this Section 5.4(b), of the Transfer Taxes.
(k)    The parties shall cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Parent so requests, the Company its Subsidiaries, as the case may be, shall allow Parent to take possession of such books and records.
(l)    Parent shall promptly notify the Stockholders’ Representative in writing upon receipt by Parent, the Company or any of their respective Affiliates of a written notice of any audit or administrative or judicial proceeding with respect to Taxes of the Company or any of its Subsidiaries which the Company Indemnifying Parties may have liability pursuant to this Section 5.4(d) or Section 8.1 (a “Tax Contest”); provided, that no failure or delay by Parent to provide such notice of a Tax Contest shall reduce or otherwise affect the obligation of the Company Indemnifying Parties hereunder except to the extent the Stockholders’ Representative is actually and materially prejudiced thereby. Parent shall be entitled to control any Tax Contest; provided, that (i) the Stockholders’ Representative shall be entitled to participate in such Tax Contest at the sole expense of the Company Indemnifying Parties, (ii) Parent shall keep the Stockholders’ Representative reasonably informed regarding the progress and substantive aspects of such Tax Contest and (iii) Parent shall not compromise or settle any such Tax Contest without obtaining the Stockholders’

Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
(m)    Subject to Section 5.4(a), Parent shall not, and shall not cause or permit the Company or any of its Subsidiaries to, amend any Tax Returns filed with respect to any Tax year ending on or before the Closing Date or with respect to any Straddle Period, make or change any Tax election or accounting method or practice that has retroactive effect to any such Tax year or to any Straddle Period, take any action that would extend or waive the applicable statute of limitations for any Taxes or Tax Return for any period ending on or before the Closing Date, make a voluntary disclosure to a Taxing Authority, or take any other similar action, or omit to take any action, relating to the filing of any Tax Return or the payment of any Tax, if such action or omission would have the effect of increasing the Tax liability of the Company Indemnifying Parties in a Pre-Closing Tax Period or the portion of a Straddle Period that is attributable to a Pre-Closing Tax Period, in each such case without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
(n)    Each Company Indemnifying Party will, severally, indemnify and defend the Company and each of its Subsidiaries, Parent, and each Affiliate of the Company and each of its Subsidiaries and Parent, and hold them harmless from and against any Loss, claim, Liability, expense, penalty or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company and each of its Subsidiaries for all Pre-Closing Tax Periods, (ii) any liability for Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company and each of its Subsidiaries (or any predecessor of any of them) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign law or regulation, (iii) all Taxes of any Person imposed on the Company or any of its Subsidiaries as a transferee or successor, by Contract or pursuant to any law, rule or regulation as the result of transactions or events occurring on or prior to the Closing Date, and (iv) all Transaction Payroll Taxes, in each case except to the extent such Tax was taken into account as a Current Liability in the calculation of Closing Working Capital; provided, however, that the Company Indemnifying Parties shall have no obligation to indemnify and defend the Company, any of its Subsidiaries, Parent, or any Affiliate of the Company or any of its Subsidiaries or Parent against any Loss, claim, Liability, expense, penalty or other damage attributable to Taxes resulting from (x) a Code Section 338 election with respect to the transactions contemplated by this Agreement, (y) any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement), or (z) any breach by Parent of Section 5.4(e). For the avoidance of doubt, (i) Parent will have no right to recover twice for the same amount, and (ii) indemnification for any amount covered by this Section 5.4(f) will be governed by the provisions of Section 8.
5.5    No Additional Warranties or Representations. Parent, on behalf of itself and its Affiliates, acknowledges that neither the Company nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy and completeness of any information regarding the Company or the Business, which has been communicated, furnished or made available to Parent or Merger Sub or their respective Representatives, except as expressly set forth in this Agreement. Neither the Company nor any other Person shall have or be subject to any Liability to any other

Person resulting from the distribution to Parent or its Representatives, or any of the Parent’s or its Representatives’ use of, any such information, documents or material made available to any of them in Records stored on computer disks, in online or physical “data rooms,” provided during management presentations or in any other forms in expectation of the Transactions except as set forth in the Transaction Documents. Parent, on behalf of itself and its Affiliates, acknowledges and agrees that neither it nor any of its Representatives has relied, and none of such Persons is relying, upon any statement, warranty or representation (whether written or oral) not made in this Agreement.

SECTION 6.	POST-CLOSING COVENANTS
6.1    Preservation of Records. Parent shall, and shall cause the Surviving Corporation to, preserve and keep the Records held by them relating to the Business for a period of six (6) years from the Closing Date (or longer if required by applicable Legal Requirements) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to any Effective Time Holder as may be reasonably required by such party in connection with any Legal Proceedings or Tax audits against, governmental investigations of, compliance with legal requirements by, or the preparation of financial statements of, the Effective Time Holders or any of their Affiliates.
6.2    Cooperation. The parties hereto shall cooperate with each other and shall cause their respective Representatives to cooperate with each other following the Closing to ensure the orderly transition of the ownership of the Company and its Subsidiaries and the Business to Parent and to minimize any disruption to the Business that might result from the Transactions.
6.3    D&O Indemnification. For a period of six (6) years following the Closing, Parent shall cause the Surviving Corporation to maintain in effect in the Surviving Corporation’s and its Subsidiaries’ organizational documents the provisions regarding limitation of liability and indemnification of current or former directors, officers and employees, and trustees or administrators of Company Employee Plans, and the advancement of expenses incurred contained in the certificates of incorporation, bylaws or other organizational documents or separate agreements, as applicable, immediately prior to the Closing and shall honor and fulfill to the fullest extent permitted by applicable law such limitation of liability and indemnification obligations. Subsequent to the Closing, Parent also agrees to cause the Surviving Corporation and each of its Subsidiaries to indemnify and advance expenses to current or former directors, officers and employees of the Company, the Surviving Corporation and each such Subsidiary, and trustees or administrators of Company Employee Plans, to the same extent as provided in the preceding sentence.
6.4    Employee Matters.
(g)    As of the Effective Time, all Employees shall become employees of the Surviving Corporation at the same base salary and bonus opportunity, but excluding future equity awards, in effect immediately prior to Closing and at a level of benefits substantially similar in the aggregate to the benefits provided to similarly situated employees of Parent. All such Employees who continue their employment with the Company or its Affiliates from and after the Effective Time are referred to herein as “Continuing Employees.” From and after the Closing, Parent shall (i) pay, or cause to be paid, to the Continuing Employees any and all bonuses, compensation and wages that have accrued but have not been paid for all periods prior to the Effective Time (including any and all wages and bonuses provided such amounts are reflected in Closing Working Capital); and (ii) continue to be obligated to comply, in accordance with the terms of applicable agreements, with all contractual rights owed to the Continuing Employees and perform all obligations of the Company with respect to the Continuing Employees.
(h)    Parent shall, and shall cause the Surviving Corporation to, treat, and cause any new benefit plans in which Continuing Employees may be eligible to participate to treat (except where a third party provider forbids such crediting of service, which is not currently anticipated, and except with respect to any supplemental pension plan), following the Closing (each, a “Parent Plan”), the service of Continuing Employees with the Company or any Subsidiary of the Company (or any predecessor entity thereof) attributable to any period before the Effective Time as service rendered to Parent, the Surviving Corporation or any Subsidiary of Parent for purposes of eligibility to participate, vesting, applicability of minimum waiting periods for participation, and vacation and other benefit accrual, but excluding benefit accrual under any defined benefit pension plan and eligibility for retiree welfare benefit plans; provided, however, that no such crediting of service shall result in the duplication of benefits with respect to the same time period. Without limiting the foregoing, Parent shall make reasonable commercial efforts to cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any Parent Plan to be waived with respect to the Continuing Employees and their eligible dependents, to the extent waived or satisfied under the corresponding plan in which the Continuing Employees participated immediately prior to the transition to any Parent Plan, and any deductibles paid by the Continuing Employees in the plan year in which the transition to the new Parent Plan occurs shall be credited towards deductibles under such new Parent Plans. Parent will cooperate with the Company, and assume all costs, in respect of consultation obligations and similar notice and bargaining obligations owed to any Employees or consultants of the Company or any Subsidiary of the Company in accordance with all applicable Legal Requirements and bargaining agreements, if any.
(i)    Subject to this Section 6.4 hereof, Parent shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, that Parent shall continue to maintain such employee benefit plans and programs of the Company (other than stock based plans) until the Continuing Employees are permitted to participate in the plans and programs of Parent or the Surviving Corporation in accordance with this Section 6.4. Prior to the Effective Time, if requested by Parent in writing no later than ten (10) business days prior to the Effective Time, the Company shall cause the Company 401(k) Plan to be terminated no later than the day immediately preceding the day of the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated in accordance with the terms of the immediately preceding sentence, the Company shall provide Parent with resolutions terminating the Company 401(k) Plan (the form and substance of which shall be subject to reasonable review and approval by Parent). Parent shall use commercially reasonable efforts to permit each such Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Company 401(k) Plan to roll such eligible rollover distribution (including, for a reasonable period of time following the Effective Time, any associated loans) into an account under a 401(k) plan maintained by Parent or its Subsidiaries.

(j)    Except as otherwise expressly provided in this Agreement, Parent shall, and shall cause the Surviving Corporation to continue to be obligated to perform, in accordance with their terms, all contractual rights of Continuing Employees of the Company, including but not limited to (i) the Retention Bonus Agreements and (ii) any option agreements assumed pursuant to Section 1.10 (collectively, the “Change of Control Arrangements”). For purposes of the Change of Control Arrangements, Parent acknowledges that the Closing will constitute a “Change of Control.”
(k)    The Company shall (i) use commercially reasonable efforts to ensure that the right to any payments that could reasonably be expected to constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”) shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and (ii) submit for approval, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any Parachute Payments. The disclosure and documents that comprise the 280G Stockholder Vote shall be prepared in cooperation with Parent and reflect all reasonable comments of Parent thereon.
(l)    Nothing contained in this Agreement is intended to create any third party beneficiary rights in any employee of the Company or any of its Subsidiaries, or any beneficiary or dependent thereof.
6.5    D&O Liability Insurance. For a period of at least six (6) years following the Closing, the Parent shall cause the Surviving Corporation to maintain (or cause to be maintained), in effect, any run off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance which the Company purchases prior to the Closing. Such tail policy will (a) cover claims asserted within six (6) years after the Closing arising from facts or events that occurred at or before the Closing (including consummation of the Transactions); and (b) name as insureds thereunder all present and former directors and officers of the Company, the Surviving Corporation and the Company’s Subsidiaries. The Company shall, and shall be permitted to, purchase such a tail policy prior to Closing.

SECTION 7.	CONDITIONS PRECEDENT
7.1    Conditions Precedent to the Obligations of Each Party to Effect the Merger. Each party’s obligations to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:
(e)    HSR Act. Any applicable waiting period under the HSR Act in respect of the Merger shall have expired or been terminated.
(f)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other material legal restraint or prohibition issued or promulgated by a Governmental Body preventing the consummation of the Transactions shall be in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Transactions that makes consummation of the Transactions illegal.

7.2    Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:
(o)    Accuracy of Representations. The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date; provided, however, that: (i) in determining the accuracy of such representations and warranties for purposes of this Section 7.2(a): (A) all materiality qualifications that are contained in such representations and warranties and that limit the scope of such representations and warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded; and (ii) any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to have or result in, a Company Material Adverse Effect.
(p)    Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing Date shall have been complied with and performed in all material respects.
(q)    Material Adverse Effect. There shall not have occurred any event, occurrence or development of a state of circumstances or facts which would reasonably be expected to have a Material Adverse Effect.
(r)    Stockholder Approval. Holders of at least eighty five percent (85%) of the Company’s issued and outstanding capital stock on an as-converted basis shall have consented to the Transactions contemplated by this Agreement (inclusive of the Requisite Stockholder Vote).
(s)    280G Stockholder Vote. To the extent that the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the transactions contemplated hereby could reasonably be expected to (either alone or in conjunction with any other event) result in the payment of any “parachute payment as defined in Section 280G(b)(2) of the Code, the 280G Stockholder Vote shall have occurred and any payments that could reasonably be expected to be non-deductible under Section 280G of the Code shall have been previously irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and either approved or disapproved in the 280G Stockholder Vote.
(t)    New Service Agreement Shares. The 43,500 shares of Company Common Stock reserved for issuance pursuant to the Company’s obligation to pay deferred acquisition costs under the New Service Agreement shall have been issued.
(u)    Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.2 have been satisfied.

7.3    Conditions Precedent to Obligations of the Company. The obligations of the Company to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:
(m)    Accuracy of Representations. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date; provided, however, that: (i) in determining the accuracy of such representations and warranties for purposes of this Section 7.3(a), all materiality qualifications that are contained in such representations and warranties and that limit the scope of such representations and warranties shall be disregarded; and (ii) any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to have or result in, a Material Adverse Effect with respect to Parent.
(n)    Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing Date shall have been complied with and performed in all material respects.
(o)    Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Parent and Merger Sub, certifying that the conditions set forth in this Section 7.3 have been satisfied.

SECTION 8.	INDEMNIFICATION
8.1    Indemnification by the Stockholders. After the Closing, subject to the terms and conditions of this Section 8, the Company Indemnifying Parties, severally and not jointly, on a Pro-Rata basis, solely by reduction of the Anniversary Merger Consideration as set forth in Section 1.6(b), will indemnify and hold harmless Parent from and against, whether or not involving a third party claim, all Losses incurred by Parent, directly or indirectly, relating to or arising from (a) any breach or inaccuracy of any representation or warranty of the Company in Section 2 of this Agreement, (b) any Tax set forth in Section 5.4(f), or (c) any payments required to be made to any stockholder of the Company with respect to such stockholder’s appraisal rights under the DGCL (“Appraisal Rights Payments”) solely to the extent such payments are in excess of the Merger Consideration that such stockholder would otherwise have received and all reasonable costs and expenses incurred by the Surviving Corporation or Parent in connection with any Legal Proceedings or settlements in connection therewith, provided, however, that if Parent settles any such Legal Proceedings without the Stockholders’ Representative’s consent, then the cost of such settlement shall not be recoverable under this Section 8. Notwithstanding any provision herein to the contrary, Parent shall not be entitled to indemnification with respect to any Losses arising directly or indirectly from any post-Closing (i) acts or omissions by Parent or the Surviving Corporation which result in a change of facts or circumstances from the facts and circumstances underlying the Company’s representations and warranties contained in Section 2 hereof, when such representations and warranties were made; or (ii) changes in Legal Requirements. Under no circumstances shall Parent be entitled to be indemnified hereunder for any punitive, exemplary or consequential damages.

8.2    Survival and Time Limitations. All representations, warranties, covenants and agreements of the Company in this Agreement or any other certificate or instrument delivered pursuant to this Agreement will survive the Closing. If the Closing occurs, the Anniversary Merger Consideration shall not be reduced with respect to any claim for any breach or inaccuracy of any representation or warranty in this Agreement or for any breach of any covenant or agreement in this Agreement, unless Parent notifies the Stockholders’ Representative in writing of a good faith claim pursuant to this Section 8 on or before the Survival Date. If Parent provides proper notice of a claim on or prior to the Survival Date, liability for such claim will continue until such claim is resolved.
8.3    Limitations on Indemnification.
(n)    Parent will not be entitled to be indemnified for Losses with respect to the matters described in Section 8.1 for any Loss until the total of all Losses with respect to such matters, in the aggregate, exceed $1,700,000 (the “Basket”), at which time the Anniversary Merger Consideration shall be reduced by the amount of such Losses; provided, however, Appraisal Rights Payments shall not be subject to or counted towards such Basket and Anniversary Merger Consideration may be reduced immediately with respect thereto. Notwithstanding anything to the contrary herein, for the period up to and including the First Anniversary Date, the maximum reduction in the Anniversary Merger Consideration pursuant to this Section 8 is limited to $30,000,000 (the “Indemnity Cap”), and for the period commencing the day after the First Anniversary Date and continuing until and including the Survival Date, the maximum reduction in the Anniversary Merger Consideration pursuant to this Section 8 is limited to $22,000,000 (and accordingly the Indemnity Cap for such period is reduced to $22,000,000). For the avoidance of doubt, in no event shall any reduction in Merger Consideration pursuant to this Section 8 (individually or together with all previous reductions) exceed the then-applicable Indemnity Cap.
(o)    In addition to the foregoing limits, Parent acknowledges that from and after the Closing, the sole and exclusive remedy of Parent with respect to claims for Losses pursuant to this Section 8 shall be the reduction in the Anniversary Merger Consideration. No amount previously paid or delivered by the Parent hereunder shall be subject to recovery by Parent, Merger Sub, any Affiliate of Parent or Merger Sub, or any Person claiming by or through Parent, Merger Sub, or any Affiliate of Parent or Merger Sub.
(p)    Parent shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto. Notwithstanding anything contained herein to the contrary, the amount of Losses subject to indemnification under this Section 8 shall be calculated after giving effect to (i) any insurance proceeds actually received by Parent (or any of its Affiliates) with respect to such Losses, less costs incurred to obtain such insurance proceeds, or (ii) any recoveries which may be obtained by Parent (or any of its Affiliates) from any other third party, less costs to obtain such recoveries.
(q)    The right of Parent to reduce the Merger Consideration based on representations, warranties, covenants and obligations in this Agreement shall not be affected by any investigation conducted or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.
(r)    For purposes of determining the amount of Losses subject to indemnification under this Section 8, but not for determining whether a breach of any representation or warranty has occurred, the representations and warranties of the Parties in this Agreement shall not be deemed to be qualified by any references to materiality or Material Adverse Effect.
8.4    Sole and Exclusive Remedy. From and after the Closing, this Section 8 will provide Parent’s sole and exclusive recourse and remedy for disputes relating to or arising, directly or indirectly, from this Agreement. This Section 8 will not affect any remedy Parent may have under this Agreement prior to the Closing or upon termination of this Agreement.
8.5    Indemnification; Claims Process.
(v)    All claims for indemnification by Parent under this Section 8 shall be brought in good faith and asserted and resolved in accordance with this Section 8.5 and be subject to the limitations set forth elsewhere in this Section 8.
(w)    If Parent intends to seek indemnification pursuant to this Section 8, Parent shall promptly notify the Stockholders’ Representative in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of such Losses (the “Claims Notice”); provided that, subject to the limitations in respect of the Survival Date, the failure of Parent to promptly notify the Stockholders’ Representative shall not relieve the Company Indemnifying Parties from liability for such claims except and only to the extent that the Company Indemnifying Parties were actually prejudiced by such delay.
(x)    For a period of twenty (20) business days after receipt of a Claims Notice (the “Dispute Period”) in compliance with Section 8.5(a), Parent shall make no reduction to the Anniversary Merger Consideration with respect to the Losses alleged in such Claims Notice unless Parent shall have received written authorization from the Stockholders’ Representative to make such reduction. After the expiration of the Dispute Period, Parent shall reduce the Anniversary Merger Consideration by an amount equal to all or a portion of the Losses set forth in such Claims Notice to the extent the Stockholders’ Representative has not objected in a written statement (the “Dispute Notice”) to the applicable portion of any claim or claims made in the Claims Notice, which written statement shall include in reasonable detail the basis for such objection, and such written statement shall have been delivered to Parent prior to the expiration of the Dispute Period.
(y)    If the Stockholders’ Representative objects in writing to any portion of the claim or claims by Parent made in any Claims Notice within the Dispute Period, Parent and the Stockholders’ Representative shall negotiate in good faith for forty-five (45) days after Parent’s receipt of such written objection (the “Negotiation Period”) to resolve such objection. If Parent and the Stockholders’ Representative shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. Parent shall be entitled to conclusively rely on any such memorandum and Parent shall reduce the Anniversary Merger Consideration in accordance with the terms of such memorandum.

(z)    If no such agreement can be reached during the Negotiation Period, but in any event upon the expiration of the Negotiation Period, either Parent or the Stockholders’ Representative may bring suit in a court having competent jurisdiction. The final non-appealable decision of a court of competent jurisdiction (a “Final Order”) as to the validity and amount of any claim in such Claims Notice shall be binding and conclusive upon the parties to this Agreement, and the Escrow Agent shall be entitled to act in accordance with the Final Order and the Escrow Agent shall distribute cash from the Indemnity Claims Escrow in accordance therewith. Judgment upon any award rendered by the court may be entered in any other court having jurisdiction over the applicable party.
(aa)    If any claim, action, suit or proceeding that is the subject of a Claims Notice is made against Parent or the Surviving Corporation by a third party (a “Third Party Claim”), the Stockholders’ Representative will be entitled to participate in the defense thereof and to employ counsel, at the expense of the Securityholders, separate from the counsel employed by Parent.
(bb)    Parent shall not consent to entry of a judgment, admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Stockholders’ Representative’s prior written consent, not to be unreasonably delayed or withheld.
8.6    Escrow Agreement. In the event that Parent does not timely pay any portion of the First Anniversary Merger Consideration or the Second Anniversary Merger Consideration on the date that such consideration becomes payable (each, an “Anniversary Payment Date”) as a result of an unresolved indemnity claim pursuant to this Section 8 (such amounts, the “Active Indemnity Claims Amounts”), the parties shall enter into an escrow agreement, substantially in the form attached hereto as Exhibit I, with an escrow agent to be mutually agreed upon by Parent and the Stockholders’ Representative (the “Escrow Agent” and the escrow established with such Escrow Agent, the “Indemnity Claims Escrow”). Parent shall deposit Active Indemnity Claims Amounts into the Indemnity Claims Escrow on the relevant Anniversary Payment Date. If Parent fails to deposit all or any portion of the Active Indemnity Claims Amounts into the Indemnity Claims Escrow within five (5) days of the relevant Anniversary Payment Date, interest shall accrue on such un-deposited Active Indemnity Claim Amounts at the Specified Rate per annum, with such interest payable by Parent (through delivery of such amounts to the Payments Administrator to be paid out to holders of Company Capital Stock in accordance with this Agreement) quarterly, on March 31, June 30, September 30, and December 31 of any given year.

SECTION 9.	TERMINATION
9.1    Termination Events. This Agreement may be terminated prior to the Closing:
(p)    by Parent, if (i) Parent reasonably determines that the timely satisfaction of any conditions set forth in Section 7.1 or Section 7.2 has become impossible (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement), or (ii) if the Closing does not occur on or before March 31, 2016, by reason of the failure of any condition precedent under Section 7.1 or Section 7.2 of this Agreement (other than as a result of any failure on the part of Parent or

Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement);
(q)    by the Company, if (i) the Company reasonably determines that the timely satisfaction of any conditions set forth in 7.1 or 7.3 has become impossible (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent), or (ii) if the Closing does not occur on or before March 31, 2016, by reason of the failure of any condition precedent under 7.1 or Section 7.3 of this Agreement (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent); or
(r)    by the mutual consent of Parent and the Company.
9.2    Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1(a), Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1(b), the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.
9.3    Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that neither the Company nor Parent shall be relieved of any obligation or Liability arising from any prior breach by such party of any provision of this Agreement.

SECTION 10.	MISCELLANEOUS PROVISIONS
10.1    Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders); provided, however, that after any such adoption and approval of this Agreement by the Company’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
10.2    Extension; Waiver.
(h)    At any time prior to the Effective Time, and subject to the further provisions of this Section 10.2, the parties may (I) extend the time for the performance of any of the obligations or other acts of the other parties, (I) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (I) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Stockholder Written Consent has been obtained, no waiver shall be made that by applicable Legal Requirement requires further approval of the stockholders of the Company without the further approval of such stockholders.
(i)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(j)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
10.3    Fees and Expenses. Except as otherwise provided herein, each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Parent and its Representatives with respect to the Company’s business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions, and the obtaining of any consent required to be obtained in connection with any of such transactions and (d) the consummation of the Merger.
10.4    Attorney-Client Privilege; Continued Representation. The parties hereto hereby acknowledge that Lowenstein Sandler LLP has acted as special counsel to the Company solely in connection with the transactions contemplated herein (and has represented certain of its stockholders from time to time not in connection with the transactions contemplated herein). The following provisions apply to the attorney-client relationship between (a) the Company and Lowenstein Sandler LLP prior to Closing and (b) the Effective Time Holders (and any subset of them) and/or the Stockholders’ Representative and Lowenstein LLP following Closing. Each of the parties hereto agrees that (i) it will not seek to disqualify Lowenstein Sandler LLP from acting and continuing to act as counsel to any of the Effective Time Holders or Stockholders’ Representative either in the event of a dispute hereunder or in the course of the defense or prosecution of any claim relating to the transactions contemplated herein, and (ii) the Effective Time Holders have a reasonable expectation of privacy with respect to their communications (including any e-mail communications using the Company’s e-mail system) with Lowenstein Sandler LLP prior to Closing to the extent that such communications concern the transactions contemplated herein.
10.5    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile or email) to the address, email or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub:	Web.com Group, Inc. 12808 Gran Bay Parkway West Jacksonville, FL 32258 Attention: Legal Department Email: legal@web.com
with a copy (which shall not constitute notice) to:	Cooley LLP 1114 Avenue of the Americas New York, NY 10036-7798 Attention: James Fulton, Esq.
if to the Company:	Yodle, Inc. 330 West 34th Street, 18th Floor New York, NY 10001 Attention: Court Cunningham Email: ccunningham@yodle.com
with a copy (which shall not constitute notice) to:	Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 Attention: Edward M. Zimmerman/Anthony O. Pergola Email: apergola@lowenstein.com
if to the Stockholders’ Representative:	Shareholder Representative Services LLC 1614 15th Street, Suite 200 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Telephone: (303) 648-4085 Facsimile: (303) 623-0294

10.6    Time of the Essence. Time is of the essence of this Agreement.
10.7    Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
10.8    Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.
10.9    Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

10.10    Successors and Assigns. This Agreement shall be binding upon: the Company and its successors and assigns (if any); Parent and its successors and assigns (if any); and Merger Sub and its successors and assigns (if any). This Agreement shall inure to the benefit of the parties, and the respective successors and assigns of the foregoing.
10.11    Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, (b) an injunction restraining such breach or threatened breach, and (c) any other available equitable remedies. In the event that the Company terminates the Agreement pursuant to Section 9.1(b) as a result of Parent’s failure to satisfy any condition set forth in Section 7.3, the Company may pursue claims against Parent for monetary damages at law. In the event that Parent terminates the Agreement pursuant to Section 9.1(a) as a result of Company’s failure to satisfy any condition set forth in Section 7.2, Parent may pursue claims against the Company for monetary damages at law.
10.12    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
10.13    Parties in Interest.
(a)    Except for payment of the Merger Consideration to the Effective Time Holders pursuant to the provisions of this Agreement and Sections 6.3, 6.5 and 10.4, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).
(b)    Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Amendment or the Amended Agreement or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Amendment or the Amended Agreement, as applicable, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lenders in any way relating to the Amendment or the Amended Agreement or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Amendment or the Amended Agreement or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or the Merger Sub against the Lenders pursuant to the Amendment or the Amended Agreement, (A) none of the parties hereto nor any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Lender, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Amendment or the Amended Agreement or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Lender shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Amendment or the Amended Agreement or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. The Lenders are intended third party beneficiaries of this Section 10.13(b).
10.14    Construction.
(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.
(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.
10.15    Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Mutual Non-Disclosure Agreement executed on behalf of Parent and the Company dated October 6, 2014, as amended as of August 27, 2015 (the “Existing NDA”) shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Effective Time, or (b) the date on which such Existing NDA is terminated in accordance with its terms.
10.16    Stockholders’ Representative.
(a)    By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Securityholder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the representative, agent and attorney-in-fact of each Securityholder for the purpose of taking all actions deemed necessary or appropriate by the Stockholders’ Representative on behalf of the Securityholders in connection with this Agreement and the agreements contemplated hereby. If the Stockholders’ Representative shall resign or be removed by the Securityholders, the Securityholders shall (by consent of those Persons entitled to at least a majority of the Merger Consideration), within 10 days after such resignation or removal, appoint a successor to the Stockholders’ Representative. Any such successor shall succeed the former Stockholders’ Representative as the Stockholders’ Representative hereunder.
(b)    The Stockholders’ Representative will incur no liability of any kind with respect to any action or omission by the Stockholders’ Representative in connection with the its services pursuant to this Agreement and the agreements contemplated hereby, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence or willful misconduct. The Securityholders will indemnify, defend and hold harmless the Stockholders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement and the agreements contemplated hereby, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Representative by the Securityholders, any such Representative Losses may be recovered by the Stockholders’ Representative from (i) the funds in the Expense Fund and (ii) the amounts of the

First Anniversary Merger Consideration and/or Second Anniversary Merger Consideration at such time as such amounts would otherwise be distributable to the Securityholders; provided, that while this section allows the Stockholders’ Representative to be paid from the Expense Fund and such future consideration, this does not relieve the Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Securityholders or otherwise. The Securityholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholders’ Representative or the termination of this Agreement.
(c)    Upon the Closing, the Parent or Surviving Corporation will wire to the Stockholders’ Representative an amount of $1,000,000 (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Securityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Stockholders’ Representative’s responsibilities, the Stockholders’ Representative will deliver the balance of the Expense Fund to the Payments Administrator for further distribution to the Securityholders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Securityholders at the time of Closing.
[Remainder of Page Intentionally Left Blank]

The parties hereto have caused this Agreement to be executed and delivered as of February 11, 2016.

WEB.COM GROUP, INC., a Delaware corporation By: /s/ David L. Brown Name: David L. Brown Title: Chief Executive Officer

BARTON CREEK WEB.COM, LLC, a Delaware limited liability company By: /s/ David L. Brown Name: David L. Brown Title: CEO

YODLE, INC. a Delaware corporation By: /s/ Court Cunningham Name: Court Cunningham Title: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
  a Colorado limited liability company solely in its capacity as the Stockholders’ Representative

By: /s/ W. Paul Koenig
Name: W. Paul Koenig
Title: Managing Director

[Signature page to Agreement and Plan of Merger]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“280G Stockholder Vote” shall have the meaning set forth in Section 6.4(e) hereof.
“Accounting Convention” shall mean GAAP on a basis consistent with the principles, practices and methodologies used by the Company in the preparation of the Financial Statements.
“Acquisition Transaction” shall mean any transaction involving:
(a)    the sale, license, disposition or acquisition of all or a material portion of the Company’s business or assets;
(b)    the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company (other than common stock issued to employees of the Company, upon exercise of Company Options or otherwise, in routine transactions in accordance with the Company’s past practices), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company (other than stock options granted to employees of the Company in routine transactions in accordance with the Company’s past practices), or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company; or
(c)    any merger, consolidation, business combination, reorganization or similar transaction involving the Company.
“Affiliate” when used with respect to any specified Person, shall mean any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.
“Affiliated Group” shall mean any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of any applicable Legal Requirement.
“Anniversary Merger Consideration” shall mean the First Anniversary Merger Consideration or Second Anniversary Merger Consideration, as applicable.
“Antitrust Laws” shall mean federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations, Legal Requirement or Governmental Order.
“Business” shall mean the business of the Company as conducted on the date hereof.
“Cash” shall mean the sum of all cash, cash equivalents (including money market accounts, money market funds, money market instruments and demand deposits) and marketable securities of the Company and its Subsidiaries, determined in accordance with the Accounting Convention.

“Closing Merger Consideration” means $300,000,000, as adjusted for the Closing Adjustment set forth in Section 1.7(a), the amounts set forth in Section 1.6(b)(ii), (iii), (iv) and (v), and minus the amount of the Expense Fund.
“Closing Working Capital” means (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the open of business on the Closing Date, prepared applying the principles as set forth on Exhibit J hereto.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company 401(k) Plan” shall mean the Yodle, Inc. 401(k) Plan.
“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.
“Company Charter” shall mean the certificate of incorporation of the Company as in effect as of immediately prior to the Effective Time.
“Company Common Stock” shall mean the Common Stock, par value $0.0002 per share, of the Company.
“Company Debt” shall mean the Funded Debt of the Group Companies outstanding as of immediately prior to the Effective Time determined on a consolidated basis.
“Company Financial Advisor” shall mean Credit Suisse and its Affiliates.
“Company Indemnifying Parties” shall mean the persons who receive a portion of the Merger Consideration on account of Company Capital Stock, but shall exclude any person who is the record owner of Company Series E Preferred Stock and/or Company Series F Preferred Stock immediately prior to the Effective Time, solely to the extent of their ownership of Company Series E Preferred Stock and/or Company Series F Preferred Stock.
“Company Option” shall mean each outstanding option, whether or not then vested, to purchase shares of Company Common Stock under the Company Option Plan.
“Company Option Plan” shall mean the 2007 Equity Incentive Plan of the Company.
“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company and its Affiliates (including the Company’s Subsidiaries) that is material to and necessary for the operations of the Business, whether as currently conducted or as reasonably contemplated to be conducted, wherever located, including in the Company Products and all tangible embodiments thereof.
“Company Preferred Stock” shall mean all of the Preferred Stock, par value $0.001 per share, of the Company.

“Company Product” shall mean any product or service designed, developed, marketed, distributed, provided or licensed by the Company at any time since January 1, 2011.
“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of the Company.
“Company Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.001 per share, of the Company.
“Company Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.001 per share, of the Company.
“Company Series D Preferred Stock” shall mean the Series D Preferred Stock, par value $0.001 per share, of the Company.
“Company Series E Preferred Stock” shall mean the Series E Preferred Stock, par value $0.001 per share, of the Company.
“Company Series F Preferred Stock” shall mean the Series F Preferred Stock, par value $0.001 per share, of the Company.
“Company Transaction Expenses” means (a) all third party fees and expenses incurred by or on behalf of the Company in connection with the negotiation, execution, delivery and performance of this Agreement and the consummation of the Transactions, whether or not billed or accrued (including any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to or on behalf of financial advisors, investment bankers and brokers of the Company and any such fees and expenses incurred by the Securityholders, and the fees and expenses of the Payments Administrator with respect to the distribution of the Closing Merger Consideration (but not the distribution of the Anniversary Merger Consideration)), and (b) any other items that are deemed to be Company Transaction Expenses by the express terms of this Agreement. If any fees and expenses of the type contemplated under clause (a) of the preceding sentence are incurred by or on behalf of the Company following the Closing, such fees and expenses will only be deemed Company Transaction Expenses to the extent they arise out of any contract or arrangement (whether written or oral, formal or informal) entered into by or on behalf of the Company at or prior to the Closing.
“Company Unvested Options” shall mean all Company Options other than the Company Vested Options.
“Company Vested In-The-Money Options” means any Company Vested Options that have an exercise price below $2.01 per share.
“Company Vested Options” means any Company Options that are vested under the terms of any Contract with Company and that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time. For purposes of clarification, for any outstanding grants of Company Options that are partially vested, only the vested portion of such grants shall be considered Company Vested Options, and the unvested portions of such grants shall be considered Company Unvested Options.
“Company Vested Out-Of-The-Money Options” means any Company Vested Options that have an exercise price at or above $2.01 per share.
“Continuing Employee” shall any employee of the Company or any Subsidiary of the Company as of immediately prior to the Effective Time who either remains an employee of the Surviving Corporation or any Subsidiary of the Company as of immediately following the Effective Time, or becomes an employee of Parent or one of its Subsidiaries as of immediately following the Effective Time.
“Contract” shall mean any contract (written or oral), undertaking, commitment, arrangement, plan or other legally binding agreement or understanding.
“Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” shall have a correlative meaning.
“Controlled Group” shall mean the Company and any trade or business, whether or not incorporated, which is treated together with the Company as a single employer under Sections 414(b), (c), (m) or (o) of the Code.
“Current Assets” means accounts receivable, inventory, prepaid expenses and other current assets, but excluding (a) deferred Tax assets and (b) receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates (other than the Specified Loans), in each case determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.
“Current Liabilities” means accounts payable, current and noncurrent deferred revenue, accrued Taxes (including, without limitation, Transaction Payroll Taxes), accrued expenses, earned but unpaid employee sales commissions, and 401(k) employer match liability, but excluding (a) payables to any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, (b) deferred Tax liabilities, (c) the current portion of long term debt, (d) accrued retention bonus, (e) accrued interest expense, (f) deferred rent, (g) short term portion of lease incentive obligation, (h) Lighthouse deferred compensation, (i) Service Task deferred payment, and (j) accrued payments to be made pursuant to the Company’s 2015 bonus plan if such payments have not been made prior to the Closing, in each case determined in accordance with

GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.
“Deferred Acquisition Cash Payments” shall mean the sum of (i) $330,000 due to New Service, LLC (“New Service”), pursuant to that certain Asset Purchase Agreement, dated as of February 28, 2014, by and between the Company, New Service and the other parties thereto (the “New Service Agreement”) to the extent not paid prior to Closing, plus (ii) $6,119,084.74 payable to the shareholders of Lighthouse Practice Management Group, Inc. (“Lighthouse”) as Aggregate Adjusted Deferred Payment Consideration, as defined in that certain Agreement and Plan of Merger, dated as of February 28, 2013, by and between the Company, Lighthouse and the other parties thereto.
“DGCL” shall mean the General Corporation Law of the State of Delaware.
“DOJ” shall mean the Antitrust Division of the United States Department of Justice.
“Effective Time Holder” shall mean each holder of Company Capital Stock as of immediately prior to the Effective Time, including Company Common Stock issuable upon exercise of Company Vested In-The-Money Options outstanding prior to the Effective Time that are exercised at the Closing with a Specified Loan.
“Employee” means any current, former, or retired employee, officer, manager, or director of the Company or any of its Subsidiaries or of any Person deemed to be a co-employer with the Company or any of its Subsidiaries, or any other Person employed by the Company or any of its Subsidiaries under a contract of employment.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“First Anniversary Merger Consideration” means $20,000,000, (x) plus, if the Post Closing Adjustment is a positive number, the amount equal to the Post Closing Adjustment, or minus, if the Post Closing Adjustment is a negative number, the amount equal to the absolute value of the Post Closing Adjustment, and (y) minus, in the event of indemnifiable Losses pursuant to Section 8.1 which are finally resolved, such amount of indemnifiable Losses; provided, however, that the First Anniversary Merger Consideration shall not be less than $0.
“First Anniversary Per Share Merger Consideration” means the First Anniversary Merger Consideration divided by the Fully Diluted Shares outstanding as of immediately prior to the Effective Time.
“FTC” shall mean the United States Federal Trade Commission.
“Fully Diluted Shares” shall mean the number equal to the sum of (x) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including Company Common Stock issuable upon exercise of Company Vested In-The-Money

Options prior to the Effective Time to exercise such Company Vested In-The-Money Options at the Closing that are exercised with a Specified Loan) and (y) the aggregate number of shares of Company Preferred Stock, excluding Company Series E Preferred Stock and Company Series F Preferred Stock, outstanding immediately prior to the Effective Time.
“Funded Debt” shall mean, as of any particular time with respect to any of the Group Companies, without duplication, (i) all indebtedness of any Group Company for borrowed money, (ii) all obligations of any Group Company evidenced by bonds, debentures, notes or similar instruments, (iii) the Deferred Acquisition Cash Payments and (iv) any accrued interest, fees, premiums, penalties and other obligations relating to any indebtedness or other obligations of the type referred to in any other clause of this definition payable in connection with the repayment thereof on or prior to the Closing Date. Notwithstanding the foregoing, “Funded Debt” shall not include (a) any letters of credit to the extent not drawn upon, (b) any bank guarantees, (c) surety bonds and performance bonds or (d) any intercompany indebtedness among the Group Companies. For purposes of calculating the Merger Consideration pursuant to this Agreement, Funded Debt shall mean “Funded Debt,” as defined above, outstanding as of immediately prior to the Effective Time (but before taking into account the consummation of the transactions contemplated hereby).
“GAAP” shall mean generally accepted accounting principles in the United States.
“Group Company(ies)” means the Company and each of its Subsidiaries.
“Governmental Body” shall mean any: (a) nation, state, county, municipality or district; (b) federal, state, local or municipal government; or (c) governmental or quasi‑governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court).
“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination, award or binding agreement issued, promulgated or entered by or with any Governmental Body.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means, as of any particular time with respect to any of the Group Companies, without duplication, (i) all Funded Debt as of such time, (ii) all letters of credit issued for the account of the Company or any of its Subsidiaries, (iii) all bank guarantees, (iv) all surety bonds and performance bonds and (v) all guarantees and keepwell arrangements issued by the Company or any of its Subsidiaries.
“Intellectual Property” shall mean all intellectual property and other similar proprietary rights in any jurisdiction, whether owned or held for use under license, whether registered or unregistered, including without limitation such rights in and to: (a) trademarks, trade dress, service marks, certification marks, logos and trade names, and the goodwill associated with the foregoing (collectively, “Trademarks”); (b) patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, re-examinations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights (collectively, “Patents”); (c) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (d) writings and other works of authorship (“Copyrights”); (e) trade secrets, non-public and confidential business, technical and know-how information, Company proprietary databases and other non-public compilations of information, and rights to limit the use or disclosure thereof by any Person (collectively, “Trade Secrets”); (f) Technology; (g) registered domain names and uniform resource locators (“Domain Names”); (h) moral rights; and (i) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing clauses (a) through (h) with or by any Governmental Body in any jurisdiction.
“Knowledge” shall mean (a) with respect to Parent or Merger Sub, the actual knowledge of David Brown, Kevin Carney, Matthew McClure and Greg Wong and (b) with respect to the Company, the actual knowledge of Court Cunningham, John Herman, Paul Bascobert, Danielle Korins, Julie Shermak, Steve Power and Daniel Rolnick.
“Legal Requirement” shall mean any federal, state, local or municipal law, statute, constitution, principle of common law, resolution, ordinance, code, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Liability” shall mean any debt, obligation, duty or liability of any nature.
“Lien” shall mean any lien (statutory or otherwise), mortgage, pledge, charge, option, hypothecation, collateral assignment, encumbrance, security interest, restriction or similar claim in equity of any kind or nature whatsoever, other than Permitted Liens.
“Losses” shall mean any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee, in each case to the extent reasonable), charge, cost or expense of any nature.
“Made available” shall mean that the Company has either posted the materials in question to the virtual data rooms managed by the Company or its Representatives or directly provided the materials in question, in each case prior to the date of this Agreement.
“Material Adverse Effect” shall mean any event, development, circumstance, change, effect, or occurrence that, individually or in the aggregate, with all other events, developments, circumstances, changes, effects, or occurrences, (A) has a material adverse effect on or with respect to the Business, financial condition or results of operations of the Company or the Surviving Corporation, as applicable, and the Company’s Subsidiaries (taken as a whole) or (B) prevents, materially delays or materially impairs the ability of the Company to timely consummate the

Transactions; provided, however, that none of the following shall be deemed to constitute, and none of the following (or the effects thereof) shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in Legal Requirements, (vi) the negotiation, execution and delivery of this Agreement, the identity or business plans of Parent or its Affiliates, or the announcement or consummation of the Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, (vii) the resignation, retirement, death or permanent disability of any employee of the Company or its Subsidiaries or (viii) the taking of any action contemplated by the Transaction Documents; (b) any existing event, occurrence or circumstance with respect to which Parent or Merger Sub has Knowledge as of the date hereof; or (c) any adverse change in or effect on the Business that is timely cured by the Company.
“Non-Continuing Employee” shall mean any employee of the Company or any Subsidiary of the Company who is not a Continuing Employee.
“Non-Series E/F Closing Per Share Merger Consideration” means (a) (i) the Closing Merger Consideration, minus (ii) the Series E Aggregate Liquidation Amount, minus (iii) the Series F Aggregate Liquidation Amount, divided by (b) the Fully Diluted Shares outstanding as of immediately prior to the Effective Time.
“Open Source Code” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL), Open Source Initiative and the Apache License).
“Option Exchange Ratio” means the number equal to the quotient obtained by dividing (a) the sum of (i) the Non-Series E/F Closing Per Share Merger Consideration and (ii) the quotient obtained by dividing $42,000,000 by the Fully Diluted Shares, by (b) the Parent VWAP.
“Parent Common Stock” shall mean the Common Stock, par value $0.001 per share, of Parent.
“Parent VWAP” shall mean the average VWAP over the five trading days preceding the Closing Date. “VWAP” for purposes of this definition means, for a trading day, the dollar volume-weighted average price of a share of Parent Common Stock on the NASDAQ Global Select Market during the trading day beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg through its "Volume at Price" function.

“Payout Spreadsheet” shall mean a spreadsheet, to be provided with the Closing Statement setting forth the following: (i) the Merger Consideration (as reflected on the Closing Statement) and (ii) the Per Share Merger Consideration for each class and type of Company Capital Stock, in each case determined as of immediately prior to the Effective Time in accordance with this Agreement. The Payout Spreadsheet shall be prepared and determined in accordance with the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Payout Spreadsheet Trial Run.
“Payout Spreadsheet Trial Run” shall mean the spreadsheet attached hereto on the date hereof as Exhibit K, setting forth good faith estimates of the following: (i) the Merger Consideration; and (ii) the Per Share Merger Consideration determined on a pro forma basis as if the Closing occurred on the date of this Agreement, assuming no Merger Consideration adjustment pursuant to Section 1.7.
“Permitted Liens” shall mean (a) liens for Taxes, assessments or other governmental charges not yet due and payable, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business if the underlying obligations are not past due, (c) any interest or title of a lessor under an operating lease or capitalized lease or of any licensor under a license, (d) liens securing Company Debt, (e) Liens created under any Material Contract identified on Section 2.13 of the Disclosure Schedule and (vi) imperfections of title and Liens the existence of which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, governmental agency or instrumentality, or any other entity.
“Per Share Merger Consideration” shall mean: (i) with respect to any shares of Company Common Stock, Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock, the Non-Series E/F Closing Per Share Merger Consideration; (ii) with respect any shares of Company Series E Preferred Stock, the Series E Preferred Per Share Liquidation Amount; or (iii) with respect any shares of Company Series F Preferred Stock, the Series F Preferred Per Share Liquidation Amount.
“Personally Identifiable Information” shall mean, as to any individual, such individual’s first name and last name or first initial and last name in combination with any one or more of the following data elements that relate to such individual: (a) such individual’s social security number; (b) driver’s license number or state-issued identification card number; or (c) financial account number, or credit or debit card number, with or without any required security code, access code, personal identification number or password, that would permit access to such individual’s financial account; provided, however, that ‘‘Personally Identifiable Information’’ shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.
“Pre-Closing Tax Period” shall mean any tax period ending on or prior to the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

“Pro-Rata” shall mean the percentage determined by dividing (x) the portion of the Merger Consideration entitled to be received by such person on account of Company Capital Stock, by (y) the aggregate Merger Consideration payable by Parent on account of all Company Capital Stock, except in the case of each of the foregoing “(x)” and “(y)”, excluding amounts payable on account of Company Series E Preferred Stock and Company Series F Preferred Stock.
“Records” shall mean all books, records, manuals and other materials and information of the Company, including, without limitation, customer records, personnel and payroll records, accounting records, purchase and sale records, price lists, correspondence, quality control records and all research and development files, wherever located.
“Registered Intellectual Property” shall mean any and all Intellectual Property that has been registered, applied for, filed, certified or otherwise perfected, issued, or recorded with or by any Governmental Body, including, solely for the purposes of this definition, any Domain Name registrar.
“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.
“Requisite Stockholder Vote” shall mean the vote of the holders of 75% of the Company’s capital stock on an as-converted basis, including, without limitation, the Necessary Stockholder Vote under the DGCL and Company Charter.
“Retention Bonus Agreements” shall mean those certain bonus agreements and bonus letters set forth on Schedule A.
“Second Anniversary Merger Consideration” means $22,000,000 (x) minus, if the First Anniversary Merger Consideration would have been a negative number but for the proviso set forth at the end of such definition, the amount equal to the absolute value of such negative number, (y) minus, in the event of indemnifiable Losses pursuant to Section 8.1 which are finally resolved and which had not previously reduced the amount of the First Anniversary Merger Consideration, minus (z) any fees and expenses of the Independent Accountants that are to reduce the Second Anniversary Merger Consideration pursuant to Section 1.7(c)(iv); provided, however, that the Second Anniversary Merger Consideration shall not be less than $0.
“Second Anniversary Per Share Merger Consideration” means the Second Anniversary Merger Consideration divided by the Fully Diluted Shares.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Securityholder” means a holder of Company Common Stock (including Company Common Stock issuable upon exercise of Company Vested In-The-Money Options outstanding prior to the Effective Time that are exercised at the Closing with a Specified Loan) or Company Preferred Stock (other than Company Series E Preferred Stock and Company Series F Preferred Stock), immediately prior to the Effective Time.

“Series E Aggregate Liquidation Amount” shall mean the Series E Preferred Per Share Liquidation Amount multiplied by the number of shares of Company Series E Preferred Stock outstanding on the Effective Time.
“Series E Preferred Per Share Liquidation Amount” shall mean $2.30, which is the amount per share payable to a holder of Company Series E Preferred Stock pursuant Article FOURTH, Section B.2. of the Company Charter.
“Series F Aggregate Liquidation Amount” shall mean the Series F Preferred Per Share Liquidation Amount multiplied by the number of shares of Company Series F Preferred Stock outstanding on the Effective Time.
“Series F Preferred Per Share Liquidation Amount” shall mean $6.00, which is the amount per share payable to a holder of Company Series F Preferred Stock pursuant Article FOURTH, Section B.2. of the Company Charter.
“Specified Loans” shall mean (a) the promissory notes issued by holders of Company Vested In-The-Money Options prior to the Effective Time to exercise such Company Vested In-The-Money Options at the Closing, and (b) for the purposes of the definition of Current Assets, loans to employees of the Company in St. Lucia, in an amount not in excess of $180,000.
“Specified Rate” shall mean, with respect to a payment, 12% per annum, which shall escalate to 14% after one year from the date the payment was due, and to 16% after two years from the date the payment was due.
“Stockholders’ Representative” shall mean Shareholder Representative Services LLC, who shall have full power and authority to make the determinations as set forth in this Agreement.
“Straddle Period” shall mean any tax period that begins on or prior to the Closing Date but ends after the Closing Date. In the case of any Straddle Period, the amount of any Taxes that are allocable to the period that ends on or before the Closing Date shall (i) in the case of any Taxes imposed on a periodic basis (including real property and ad valorem Taxes) be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period before and including the Closing Date and the denominator of which is the total number of calendar days in the Straddle Period, and (ii) in the case of all other Taxes be determined based on an interim closing of the books as of the end of the day on the Closing Date.
“Subsidiary” of any Person shall mean any other Person of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is at the time directly or indirectly owned or Controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. In the case of the Company, such term includes, without limitation, ProfitFuel, Inc. and Lighthouse Practice Management Group, Inc.
“Survival Date” means the date that is 18 months after the Closing Date.
“Tax” and “Taxes” shall mean (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, NYC commercial rent tax, abandoned or unclaimed property, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Body responsible for the imposition of any such tax (domestic or foreign) (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Taxing Authority” shall mean any Governmental Body responsible for the administration or imposition of any Tax.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Technology” shall mean any or all of the following (a) works of authorship, computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, databases, algorithms, scripts, APIs, user interfaces and data, (b) inventions (whether or not patentable), discoveries, improvements, and technology, (c) proprietary and confidential information, specifications Trade Secrets and know how, (d) databases, data compilations and collections and technical data, (e) Domain Names, web addresses and sites, (f) tools, methods, protocols, schematics, network configurations, and processes, and (g) any and all instantiations or embodiments of the foregoing or any other Intellectual Property rights in any form and embodied in any media.
“Transactions” shall mean the Merger, the amendment to the Company Charter as required pursuant to Section 1.9(f), and the other transactions contemplated in the Transaction Documents.
“Transaction Documents” shall mean all of the agreements, documents, instruments and certificates contemplated by this Agreement or to be executed by a party to this Agreement in connection with the consummation of the Transactions.

“Transaction Payroll Taxes” shall mean the employer’s share of any employment or other payroll Taxes payable by Parent, the Company or any of the Company’s Subsidiaries with respect to any option exercises, bonuses, phantom stock payments, severance or other compensatory payments in connection with the transactions contemplated by this Agreement, whether payable by Parent, the Company or any of the Company’s Subsidiaries.
“Undisputed Amounts” has the meaning set forth in Section 1.7(c)(iii).
“WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

In addition to the foregoing defined terms, each of the following terms is defined in the Section set forth opposite such term:

Term	Section

280G Stockholder Vote	6.4(e)
Active Indemnity Claims Amounts	8.6
Affidavit	1.11(b)
Agreement	Preamble
Amended Agreement	3.5
Amendment	3.5
Anniversary Dates	1.8(b)(vii)
Anniversary Payment Date	8.6
Anti-Corruption Requirements	2.24
Appraisal Rights Payments	8.1
Audited Financial Statements	2.7(a)
Background IP	2.14(e)
Basket	8.3(a)
Certificate of Merger	1.4
Change of Control Arrangements	6.4(d)
Claims Notice	8.5(b)
Closing	1.3
Closing Adjustment	1.7(a)(ii)
Closing Date	1.3
Closing Date Payees	1.8(b)(iii)
Closing Statement	1.8(a)(i)
Closing Working Capital Statement	1.7(b)(i)
COBRA	2.17(d)
Company	Preamble
Company Employee Plan	2.17
Company Employee Plans	2.17
Company Licensed-In Intellectual Property	2.14(a)
Company Registered Intellectual Property	2.14(a)
Company Source Code	2.14(p)
Company Stock Certificate	1.11(b)
Company Warrant	1.10(c)
Confirmation Period	1.8(a)(ii)
Continuing Employees	6.4(a)
Credit Agreement	3.5
Disclosure and Information Statement	4.5(b)
Disclosure Schedule	2
Disclosure Supplement	5.1
Dispute Notice	8.5(c)

Term	Section
Dispute Period	8.5(c)
Disputed Amounts	1.7(c)(iii)
Dissenting Shares	1.13(a)
Effective Time	1.4
Environmental Laws	2.21
Environmental Liabilities	2.21
Escrow Agent	8.6
Estimated Closing Working Capital	1.7(a)(i)
Estimated Closing Working Capital Statement	1.7(a)(i)
Excluded Intellectual Property In-Licenses	2.14(a)
Existing NDA	10.15
Expense Fund	10.16(c)
Final Order	8.5(e)
Financial Statements	2.7(a)
First Anniversary Date	1.8(b)(vi)
Hazardous Materials	2.21
Incorporated Open Source Code	2.14(q)
Indemnity Cap	8.3(a)
Indemnity Claims Escrow	8.6
Independent Accountants	1.7(c)(iii)
Insurance Policies	2.15
Interested Party	2.20(a)
IT Systems	2.14(n)
Lenders	3.5
Letter of Transmittal	1.11(b)
Major Customer	2.13(a)(i)
Major Supplier	2.13(a)(i)
Malicious Code	2.14(o)
Material Contract	2.13(a)
Merger	1.1
Merger Consideration	1.6(b)
Merger Sub	Preamble
Most Recent Balance Sheet	2.7(a)
Necessary Stockholder Vote under the DGCL and Company Charter	2.2(b)
Negotiation Period	8.5(d)
Parachute Payment	6.4(e)
Parent	Preamble
Parent Plan	6.4(b)
Payments Administrator	1.11(a)
Payments Administrator Agreement	1.11(a)
Permits	2.16(a)
PIIA	2.13(a)(v)

Term	Section
Post-Closing Adjustment	1.7(b)(ii)
Pre‑Closing Period	4.1
Real Property	2.10(a)
Representative Losses	10.16(b)
Resolution Period	1.7(c)(ii)
Review Period	1.7(c)(i)
Rights Agreements	2.4(d)
Second Anniversary Date	1.8(b)(vii)
Statement of Objections	1.7(c)(ii)
Stockholder Dissent Notice	4.5(b)
Stockholder Written Consent	4.5(a)
Surviving Corporation	1.1
Tax Contest	5.4(d)
Third Party Claim	8.5(f)
Transfer Taxes	5.4(b)
Unaudited Financial Statements	2.7(a)
Undisputed Amounts	1.7(c)(iii)

List:
The following Exhibits/Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K:

Exhibit B -	Certificate of Merger

Exhibit C -	Certificate of Incorporation of the Surviving Corporation Immediately After the Effective Time

Exhibit D -	Bylaws of the Surviving Corporation Immediately After the Effective Time

Exhibit E -	Directors and Officers of the Surviving Corporation Immediately After the Effective Time

Exhibit F -	Closing Date Payees

Exhibit G -	Amendment to Certificate of Incorporation to Cause Payout to be as Set Forth in the Agreement

Exhibit H -	Letter of Transmittal

Exhibit I -	Form of Escrow Agreement

Exhibit J -	Principles for Calculation of the Closing Working Capital

Exhibit K -	Payout Spreadsheet Trial Run

Schedule A -	Retention Bonus Agreements

Schedule 4.2 -	Exceptions to Section 4.2 Covenants
Web.Com Group undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.